Exhibit 99.3

Cenovus Energy Inc.
Consolidated Financial Statements
For the Year Ended December 31, 2023
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2023

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	2

REPORT OF MANAGEMENT
Management’s Responsibility for the Consolidated Financial Statements
The accompanying Consolidated Financial Statements of Cenovus Energy Inc. are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect Management’s best judgments.
The Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee which is made up of four independent directors. The Audit Committee has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes – Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets with Management and the independent auditors on at least a quarterly basis to review and recommend the approval of the interim Consolidated Financial Statements and Management’s Discussion and Analysis to the Board of Directors prior to their public release as well as annually to review the annual Consolidated Financial Statements and Management’s Discussion and Analysis and recommend their approval to the Board of Directors.
Management’s Assessment of Internal Control Over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the design and effectiveness of internal control over financial reporting as at December 31, 2023. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on their evaluation, Management has concluded that internal control over financial reporting was effective as at December 31, 2023.
PricewaterhouseCoopers LLP, an independent registered public accounting firm, was appointed to audit and provide independent opinions on both the Consolidated Financial Statements and internal control over financial reporting as at December 31, 2023, as stated in their Report of Independent Registered Public Accounting Firm dated February 14, 2024. PricewaterhouseCoopers LLP has provided such opinions.

/s/ Jonathan M. McKenzie	/s/ Karamjit S. Sandhar
Jonathan M. McKenzie	Karamjit S. Sandhar
President & Chief Executive Officer	Executive Vice-President & Chief Financial Officer
Cenovus Energy Inc.	Cenovus Energy Inc.

February 14, 2024

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Cenovus Energy Inc.
Opinions on the Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Cenovus Energy Inc. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of earnings (loss), comprehensive income (loss), equity and cash flows for the years then ended, including the related notes (collectively referred to as the Consolidated Financial Statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s Consolidated Financial Statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the Consolidated Financial Statements included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the Consolidated Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the Consolidated Financial Statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the Consolidated Financial Statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Impact of Crude Oil and Natural Gas Reserves (together, the Reserves) on Property, Plant and Equipment (PP&E), Net within the Oil Sands and Offshore Segments
As described in Notes 1, 3, 4, 11 and 19 to the Consolidated Financial Statements, Management assesses its cash-generating units (CGUs) for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount of a CGU, which is net of accumulated depreciation, depletion and amortization (DD&A) and net impairment losses, may exceed its recoverable amount. Management calculates depletion for Oil Sands PP&E using the unit-of-production method based on estimated proved reserves. For Offshore PP&E, Management calculates depletion using the unit-of-production method based on estimated proved developed producing reserves or proved plus probable reserves. Costs subject to depletion include estimated future development costs to be incurred in developing those proved or proved plus probable reserves. As of December 31, 2023, the Company had $24.4 billion and $2.8 billion in Oil Sands and Offshore PP&E, net, respectively. In aggregate, the Company recognized $3.5 billion of DD&A expense and noted no indicators of impairment related to PP&E in the Oil Sands and Offshore segments in the year ended December 31, 2023. Estimating reserves requires the use of significant assumptions and judgments by Management related to expected future production volumes, future development and operating expenses, as well as forward commodity prices. Management’s estimates of reserves used for the calculation of DD&A expense related to PP&E in the Oil Sands and Offshore segments have been developed by Management’s specialists, specifically independent qualified reserves evaluators.
The principal considerations for our determination that performing procedures relating to the impact of reserves on PP&E, net, within the Oil Sands and Offshore segments is a critical audit matter are (i) the significant amount of judgment required by Management, including the use of Management’s specialists, when developing the estimates of reserves; and (ii) there was a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to expected future production volumes, future development and operating expenses, as well as forward commodity prices.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	5

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s estimates of reserves and the calculation of DD&A expense related to PP&E in the Oil Sands and Offshore segments. These procedures also included, among others, testing Management’s process for determining DD&A expense for the Oil Sands and Offshore Segments, which included (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness and accuracy of underlying data used in Management’s estimates of reserves; (iii) assessing the reasonability of the significant assumptions related to expected future production volumes, future development and operating expenses, as well as forward commodity prices, and (iv) testing the unit-of-production rates used to calculate DD&A expense. The work of Management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimated reserves used in the calculation of DD&A expense related to PP&E in the Oil Sands and Offshore segments. As a basis for using this work, the specialists’ qualifications were understood, and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and significant assumptions used by the specialists, tests of data used by the specialists and an evaluation of the specialists’ findings. Evaluating the significant assumptions used by Management’s specialists related to expected future production volumes, future development and operating expenses, as well as forward commodity prices involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company and consistency with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Calgary, Alberta, Canada
February 14, 2024
We have served as the Company’s auditor since 2008.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
For the years ended December 31,
($ millions, except per share amounts)

	Notes	2023	2022

Revenues	1
Gross Sales		55,474	71,765
Less: Royalties		3,270	4,868
		52,204	66,897
Expenses	1
Purchased Product (1)		24,715	33,958
Transportation and Blending (1)		10,141	11,126
Operating (1)		6,352	5,816
(Gain) Loss on Risk Management	35	61	1,636
Depreciation, Depletion and Amortization	11,19,20,22	4,644	4,679
Exploration Expense	18	42	101
(Income) Loss From Equity-Accounted Affiliates	21	(51)	(15)
General and Administrative	6	688	865
Finance Costs	7	671	820
Interest Income		(133)	(81)
Integration, Transaction and Other Costs	8	85	106
Foreign Exchange (Gain) Loss, Net	9	(67)	343
Revaluation (Gain) Loss	5	34	(549)
Re-measurement of Contingent Payments	26	59	162
(Gain) Loss on Divestiture of Assets	10	(14)	(269)
Other (Income) Loss, Net	12	(63)	(532)
Earnings (Loss) Before Income Tax		5,040	8,731
Income Tax Expense (Recovery)	13	931	2,281
Net Earnings (Loss)		4,109	6,450

Net Earnings (Loss) Per Common Share ($)	14
Basic		2.15	3.29
Diluted		2.12	3.20

(1)Comparative periods reflect certain revisions. See Note 39.

See accompanying Notes to the Consolidated Financial Statements.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31,
($ millions)

	Notes	2023	2022

Net Earnings (Loss)		4,109	6,450
Other Comprehensive Income (Loss), Net of Tax	31
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits	29	(44)	71
Change in the Fair Value of Equity Instruments at FVOCI (1)	35	56	2
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(274)	713
Total Other Comprehensive Income (Loss), Net of Tax		(262)	786
Comprehensive Income (Loss)		3,847	7,236

(1)Fair value through other comprehensive income (loss) (“FVOCI”).
See accompanying Notes to the Consolidated Financial Statements.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	8

CONSOLIDATED BALANCE SHEETS
As at December 31,
($ millions)

	Notes	2023	2022

Assets
Current Assets
Cash and Cash Equivalents	15	2,227	4,524
Accounts Receivable and Accrued Revenues	16	3,035	3,473
Income Tax Receivable		416	121
Inventories	17	4,030	4,312
Total Current Assets		9,708	12,430
Restricted Cash	27	211	209
Exploration and Evaluation Assets, Net	1,18	738	685
Property, Plant and Equipment, Net	1,19	37,250	36,499
Right-of-Use Assets, Net	1,20	1,680	1,845
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates	21	366	365
Other Assets	22	318	342
Deferred Income Taxes	13	696	546
Goodwill	1,23	2,923	2,923
Total Assets		53,915	55,869

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities	24	5,480	6,124
Income Tax Payable		88	1,211
Short-Term Borrowings	25	179	115
Lease Liabilities	20	299	308
Contingent Payments	26	164	263
Total Current Liabilities		6,210	8,021
Long-Term Debt	25	7,108	8,691
Lease Liabilities	20	2,359	2,528
Contingent Payments	26	—	156
Decommissioning Liabilities	27	4,155	3,559
Other Liabilities	28	1,183	1,042
Deferred Income Taxes	13	4,188	4,283
Total Liabilities		25,203	28,280
Shareholders’ Equity		28,698	27,576
Non-Controlling Interest		14	13
Total Liabilities and Equity		53,915	55,869

Commitments and Contingencies	38
See accompanying Notes to the Consolidated Financial Statements.

/s/ Alexander J. Pourbaix	/s/ Jane E. Kinney
Alexander J. Pourbaix	Jane E. Kinney
Director	Director
Cenovus Energy Inc.	Cenovus Energy Inc.

February 14, 2024

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	9

CONSOLIDATED STATEMENTS OF EQUITY
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 30)	(Note 30)	(Note 30)			(Note 31)

As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12
Net Earnings (Loss)	—	—	—	—	6,450	—	6,450	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	786	786	—
Total Comprehensive Income (Loss)	—	—	—	—	6,450	786	7,236	—
Common Shares Issued Under Stock Option Plans	170	—	—	(32)	—	—	138	—
Purchase of Common Shares Under NCIB (2)	(959)	—	—	(1,571)	—	—	(2,530)	—
Warrants Exercised	93	—	(31)	—	—	—	62	—
Stock-Based Compensation Expense	—	—	—	10	—	—	10	—
Base Dividends on Common Shares	—	—	—	—	(682)	—	(682)	—
Variable Dividends on Common Shares	—	—	—	—	(219)	—	(219)	—
Dividends on Preferred Shares	—	—	—	—	(35)	—	(35)	—
Non-Controlling Interest	—	—	—	—	—	—	—	1
As at December 31, 2022	16,320	519	184	2,691	6,392	1,470	27,576	13
Net Earnings (Loss)	—	—	—	—	4,109	—	4,109	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(262)	(262)	—
Total Comprehensive Income (Loss)	—	—	—	—	4,109	(262)	3,847	—
Common Shares Issued Under Stock Option Plans	58	—	—	(12)	—	—	46	—
Purchase of Common Shares Under NCIB (2)	(373)	—	—	(688)	—	—	(1,061)	—
Warrants Exercised	26	—	(8)	—	—	—	18	—
Warrants Purchased and Cancelled	—	—	(151)	—	(562)	—	(713)	—
Stock-Based Compensation Expense	—	—	—	11	—	—	11	—
Base Dividends on Common Shares	—	—	—	—	(990)	—	(990)	—
Dividends on Preferred Shares	—	—	—	—	(36)	—	(36)	—
Non-Controlling Interest	—	—	—	—	—	—	—	1
As at December 31, 2023	16,031	519	25	2,002	8,913	1,208	28,698	14

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”).
See accompanying Notes to the Consolidated Financial Statements.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	10

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
($ millions)

	Notes	2023	2022

Operating Activities
Net Earnings (Loss)		4,109	6,450
Depreciation, Depletion and Amortization	11,19,20,22	4,644	4,679
Deferred Income Tax Expense (Recovery)	13	(250)	642
Unrealized (Gain) Loss on Risk Management	35	52	(126)
Unrealized Foreign Exchange (Gain) Loss	9	(210)	365
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		98	146
Revaluation (Gain) Loss	5	34	(549)
Re-measurement of Contingent Payments	26	59	(469)
(Gain) Loss on Divestiture of Assets	10	(14)	(269)
Unwinding of Discount on Decommissioning Liabilities	27	220	176
(Income) Loss From Equity-Accounted Affiliates	21	(51)	(15)
Distributions Received From Equity-Accounted Affiliates	21	149	65
Other		(37)	(117)
Settlement of Decommissioning Liabilities	27	(222)	(150)
Net Change in Non-Cash Working Capital	37	(1,193)	575
Cash From (Used in) Operating Activities		7,388	11,403

Investing Activities
Acquisitions, Net of Cash Acquired	5	(515)	(397)
Capital Investment	1	(4,298)	(3,708)
Proceeds From Divestitures	10	12	1,514
Payment on Divestiture of Assets	10	—	(50)
Net Change in Investments and Other		(125)	(211)
Net Change in Non-Cash Working Capital	37	(369)	538
Cash From (Used in) Investing Activities		(5,295)	(2,314)

Net Cash Provided (Used) Before Financing Activities		2,093	9,089

Financing Activities	37
Net Issuance (Repayment) of Short-Term Borrowings		58	34
Repayment of Long-Term Debt	25	(1,346)	(4,149)
Principal Repayment of Leases	20	(288)	(302)
Common Shares Issued Under Stock Option Plans		46	138
Purchase of Common Shares Under NCIB	30	(1,061)	(2,530)
Payment for Purchase of Warrants	30	(711)	—
Proceeds From Exercise of Warrants		18	62
Base Dividends Paid on Common Shares	14	(990)	(682)
Variable Dividends Paid on Common Shares	14	—	(219)
Dividends Paid on Preferred Shares	14	(36)	(26)
Other		(3)	(2)
Cash From (Used in) Financing Activities		(4,313)	(7,676)

Effect of Foreign Exchange on Cash and Cash Equivalents		(77)	238
Increase (Decrease) in Cash and Cash Equivalents		(2,297)	1,651
Cash and Cash Equivalents, Beginning of Year		4,524	2,873
Cash and Cash Equivalents, End of Year		2,227	4,524

See accompanying Notes to the Consolidated Financial Statements.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value. The Company renamed its Canadian Manufacturing segment to Canadian Refining in 2023.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries, and the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66). Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt. The Company renamed its U.S. Manufacturing segment to U.S. Refining in 2023.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
A) Results of Operations – Segment and Operational Information

	Upstream
For the years ended December 31,	Oil Sands		Conventional		Offshore		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales (1)	26,192	34,683	3,273	4,439	1,617	2,020	31,082	41,142
Less: Royalties	3,059	4,493	112	298	99	77	3,270	4,868
	23,133	30,190	3,161	4,141	1,518	1,943	27,812	36,274
Expenses
Purchased Product (1)	1,457	4,718	1,695	2,023	—	—	3,152	6,741
Transportation and Blending (1)	10,774	12,036	298	250	16	15	11,088	12,301
Operating	2,716	2,930	590	541	384	318	3,690	3,789
Realized (Gain) Loss on Risk Management	17	1,527	(5)	92	—	—	12	1,619
Operating Margin	8,169	8,979	583	1,235	1,118	1,610	9,870	11,824
Unrealized (Gain) Loss on Risk Management	15	(68)	(19)	13	—	—	(4)	(55)
Depreciation, Depletion and Amortization	2,993	2,763	386	370	487	585	3,866	3,718
Exploration Expense	19	9	6	1	17	91	42	101
(Income) Loss From Equity- Accounted Affiliates	6	8	—	—	(57)	(23)	(51)	(15)
Segment Income (Loss)	5,136	6,267	210	851	671	957	6,017	8,075

	Downstream
	Canadian Refining		U.S. Refining		Total
For the years ended December 31,	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales (1)	6,233	7,792	26,393	30,218	32,626	38,010
Less: Royalties	—	—	—	—	—	—
	6,233	7,792	26,393	30,218	32,626	38,010
Expenses
Purchased Product (1)	4,919	6,389	23,354	26,020	28,273	32,409
Transportation and Blending	—	—	—	—	—	—
Operating	639	704	2,562	2,346	3,201	3,050
Realized (Gain) Loss on Risk Management	—	—	—	112	—	112
Operating Margin	675	699	477	1,740	1,152	2,439
Unrealized (Gain) Loss on Risk Management	—	—	(17)	18	(17)	18
Depreciation, Depletion and Amortization	185	208	486	640	671	848
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	490	491	8	1,082	498	1,573
(1)Comparative periods reflect certain revisions. See Note 39.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

	Corporate and Eliminations		Consolidated
For the years ended December 31,	2023	2022	2023	2022
Revenues
Gross Sales (1)	(8,234)	(7,387)	55,474	71,765
Less: Royalties	—	—	3,270	4,868
	(8,234)	(7,387)	52,204	66,897
Expenses
Purchased Product (1)	(6,710)	(5,192)	24,715	33,958
Transportation and Blending (1)	(947)	(1,175)	10,141	11,126
Operating (1)	(539)	(1,023)	6,352	5,816
Realized (Gain) Loss on Risk Management	(3)	31	9	1,762
Unrealized (Gain) Loss on Risk Management	73	(89)	52	(126)
Depreciation, Depletion and Amortization	107	113	4,644	4,679
Exploration Expense	—	—	42	101
(Income) Loss From Equity-Accounted Affiliates	—	—	(51)	(15)
Segment Income (Loss)	(215)	(52)	6,300	9,596
General and Administrative	688	865	688	865
Finance Costs	671	820	671	820
Interest Income	(133)	(81)	(133)	(81)
Integration, Transaction and Other Costs	85	106	85	106
Foreign Exchange (Gain) Loss, Net	(67)	343	(67)	343
Revaluation (Gain) Loss	34	(549)	34	(549)
Re-measurement of Contingent Payment	59	162	59	162
(Gain) Loss on Divestiture of Assets	(14)	(269)	(14)	(269)
Other (Income) Loss, Net	(63)	(532)	(63)	(532)
	1,260	865	1,260	865
Earnings (Loss) Before Income Tax			5,040	8,731
Income Tax Expense (Recovery)			931	2,281
Net Earnings (Loss)			4,109	6,450
(1)Comparative periods reflect certain revisions. See Note 39.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
B) Revenues by Product

For the years ended December 31,	2023	2022
Upstream
Oil Sands
Crude Oil (1)	22,550	28,921
NGLs (2)	352	877
Natural Gas and Other	231	392
Conventional
Crude Oil	589	429
NGLs (2)	799	926
Natural Gas and Other (1)	1,773	2,786
Offshore
Crude Oil	385	581
NGLs	280	354
Natural Gas	853	1,008
Total Upstream	27,812	36,274
Downstream
Canadian Refining
Synthetic Crude Oil	2,124	2,360
Diesel	1,752	2,164
Asphalt	571	620
Gasoline	522	948
Other Products and Services	1,264	1,700
U.S. Refining
Gasoline	12,375	14,116
Distillates	9,612	11,453
Asphalt	864	533
Other Products (1)	3,542	4,116
Total Downstream	32,626	38,010
Corporate and Eliminations (1)	(8,234)	(7,387)
Consolidated	52,204	66,897
(1)Comparative periods reflect certain revisions. See Note 39.
(2)Third-party condensate sales are included within NGLs.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
C) Geographical Information

	Revenues (1)
For the years ended December 31,	2023	2022
Canada (2)	25,128	33,314
United States (2)	25,943	32,221
China	1,133	1,362
Consolidated	52,204	66,897
(1)Revenues by country are classified based on where the operations are located.
(2)Comparative periods reflect certain revisions. See Note 39.

	Non-Current Assets (1)
As at December 31,	2023	2022
Canada	35,876	35,194
United States	5,230	4,824
China	1,608	2,064
Indonesia	344	365
Consolidated	43,058	42,447
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
Major Customers
In connection with the marketing and sale of Cenovus’s own and purchased crude oil, NGLs, natural gas and refined products for the year ended December 31, 2023, Cenovus had two customers (2022 – two) that individually accounted for more than 10 percent of its consolidated gross sales. Sales to these customers, recognized as major international energy companies with investment grade credit ratings, were approximately $18.0 billion and $7.1 billion, respectively (2022 – $16.1 billion and $9.1 billion), and are reported across all of the Company’s operating segments.
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
As at December 31,	2023	2022	2023	2022	2023	2022
Oil Sands	729	674	24,443	24,657	849	638
Conventional	—	6	2,209	2,020	1	2
Offshore	9	5	2,798	2,549	102	152
Canadian Refining	—	—	2,469	2,466	28	252
U.S. Refining	—	—	5,014	4,482	268	329
Corporate and Eliminations	—	—	317	325	432	472
Consolidated	738	685	37,250	36,499	1,680	1,845

	Goodwill		Total Assets
As at December 31,	2023	2022	2023	2022
Oil Sands	2,923	2,923	31,673	32,248
Conventional	—	—	2,429	2,410
Offshore	—	—	3,511	3,339
Canadian Refining	—	—	2,960	3,172
U.S. Refining	—	—	8,660	8,324
Corporate and Eliminations	—	—	4,682	6,376
Consolidated	2,923	2,923	53,915	55,869

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
E) Capital Expenditures (1)

For the years ended December 31,	2023	2022
Capital Investment
Oil Sands	2,382	1,792
Conventional	452	344
Offshore
Asia Pacific	7	8
Atlantic	635	302
Total Upstream	3,476	2,446

Canadian Refining	145	117
U.S. Refining	602	1,059
Total Downstream	747	1,176

Corporate and Eliminations	75	86
	4,298	3,708
Acquisitions (Note 5)
Oil Sands (2)	37	1,609
Conventional	5	12
U.S. Refining (3)	385	—
	427	1,621

Total Capital Expenditures	4,725	5,329
(1)Includes expenditures on PP&E, E&E assets and capitalized interest. Excludes capital expenditures related to the HCML joint venture.
(2)In 2022, Cenovus was deemed to have disposed of its pre-existing interest in Sunrise Oil Sands Partnership (“SOSP”) and reacquired it at fair value as required by International Financial Reporting Standard 3, “Business Combinations” (“IFRS 3”). The acquisition capital above does not include the fair value of the pre-existing interest in SOSP of $1.6 billion.
(3)In 2023, Cenovus was deemed to have disposed of its pre-existing interest in BP-Husky Refining LLC (“Toledo”) and reacquired it at fair value as required by IFRS 3. The acquisition capital above does not include the fair value of the pre-existing interest in Toledo of $368 million.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These Consolidated Financial Statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.
These Consolidated Financial Statements were prepared on a historical cost basis, except as detailed in the Company’s accounting policies as disclosed in Note 3.
These Consolidated Financial Statements were approved by the Board of Directors effective February 14, 2024.

3. SUMMARY OF ACCOUNTING POLICIES
A) Principles of Consolidation
The Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.
Interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Joint operations arise when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company’s accounts reflect its share of the assets, liabilities, revenues and expenses from the Company’s activities that are conducted through joint operations with third parties. A portion of the Company’s activities relate to joint ventures, which are accounted for using the equity method of accounting.
An associate is an entity for which the Company has significant influence over but does not control or jointly control the affiliate. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and adjusted thereafter to recognize the Company’s share of the associate’s profit or loss and other comprehensive income (“OCI”).
B) Foreign Currency Translation
The Company’s functional and presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period-end exchange rates for assets and liabilities, and using average rates over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in OCI as cumulative translation adjustments.
When the Company disposes of an entire interest in a foreign operation or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in net earnings. When the Company disposes of part of an interest in a foreign operation that continues to be a subsidiary, a proportionate amount of gains and losses accumulated in OCI is allocated between controlling and non-controlling interests.
Transactions in foreign currencies are translated to the respective functional currencies at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the reporting date. Any gains or losses are recorded in the Consolidated Statements of Earnings (Loss).
C) Revenue Recognition
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.
Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Cenovus recognizes revenue from the following major products and services:
•Sale of crude oil, NGLs and natural gas.
•Sale of petroleum and refined products.
•Crude oil and natural gas processing services.
•Pipeline transportation, the blending of crude oil and the storage of crude oil, diluent and natural gas.
•Fee-for-service hydrocarbon transloading services.
•Construction services.
The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, NGLs, natural gas, and petroleum and refined products, which is generally at a point in time. Performance obligations for crude oil and natural gas processing revenue, transportation services and transloading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, NGLs, natural gas, and petroleum and refined products generally pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. Revenue associated with crude oil, NGLs and natural gas production is recorded net of royalties. Revenue associated with natural gas processing, transportation services and transloading services are generally based on fixed price contracts.
Construction revenue is recognized for general contractor services that the Company provides to HMLP and includes fixed price and cost-plus contracts. Revenue from fixed price construction contracts is recognized as performance obligations are met and revenue from cost-plus contracts are recognized as services are performed.
The Company has take-or-pay contracts where Cenovus has long-term supply commitments in return for purchasers to pay for minimum quantities, whether or not the customer takes the delivery. If a purchaser has a right to defer delivery to a later date, the performance obligation has not been satisfied and revenue is deferred and recognized only when the product is delivered or the deferral provision can no longer be extended.
Cenovus’s revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with the exception of certain construction contracts with HMLP and take-or-pay contracts with unfulfilled performance obligations.
D) Purchased Product
The costs of refining feedstock, crude oil and diluent purchased for optimization activities, and costs associated with transporting refined products to market, are recorded as purchased product.
E) Transportation and Blending
The costs associated with the transportation of crude oil, NGLs and natural gas for upstream operations, including the cost of diluent used in blending, are recognized when the product is sold.
F) Exploration Expense
Costs incurred prior to obtaining the legal right to explore (pre-exploration costs) are expensed in the period in which they are incurred as exploration expense.
Certain costs incurred after the legal right to explore is obtained are initially capitalized. If it is determined that the field/project/area is not technically feasible and commercially viable or if the Company decides not to continue the exploration and evaluation activity, the unrecoverable accumulated costs are expensed as exploration expense.
G) Employee Benefit Plans
The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component.
Other post-employment benefit (“OPEB”) plans are also provided to qualifying employees. In some cases, the benefits are provided through medical care plans to which the Company, the employees, the retirees and covered family members contribute. In some plans, benefits are not funded before retirement.
Pension expense for the defined contribution pension is recorded as the benefits are earned.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The amount recognized in other liabilities on the Consolidated Balance Sheets for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.
Changes in the defined benefit obligation from service costs, net interest and re-measurements are recognized as follows:
•Service costs, including current service costs, past service costs, gains and losses on curtailments, and settlements, are recorded with pension benefit costs.
•Net interest is calculated by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset or liability measured. Interest expense and interest income on net post-employment benefit liabilities and assets are recorded with pension benefit costs in operating, and general and administrative expenses, as well as PP&E and E&E assets.
•Re-measurements, composed of actuarial gains and losses, the effect of changes to the asset ceiling (excluding interest) and the return on plan assets (excluding interest income), are charged or credited to equity in OCI in the period in which they arise. Re-measurements are not reclassified to net earnings in subsequent periods.
Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the associated salaries of the employees rendering the service are recorded.
H) Government Grants
Government grants are recognized when there is reasonable assurance that the grant will be received and all conditions associated with the grant are met. If a grant is received, but reasonable assurance and compliance with conditions is not achieved, the grant is recognized as a deferred liability until the conditions are fulfilled. Grants related to assets are recorded as a reduction to the asset’s carrying value and are depreciated over the useful life of the asset. Claims under government grant programs related to income are recorded as other income in the period in which eligible expenses were incurred or when the services were performed.
I) Income Taxes
Income taxes comprise current and deferred taxes. Income taxes are provided for on a non-discounted basis at amounts expected to be paid using the tax rates and laws that were enacted or substantively enacted at the Consolidated Balance Sheet date.
Cenovus follows the liability method of accounting for income taxes, where deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. Deferred income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs, except when it relates to items charged or credited directly to equity or OCI, in which case the deferred income tax is also recorded in equity or OCI, respectively.
Deferred income tax is recognized on temporary differences arising from investments in subsidiaries except in the case where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future or when distributions can be made without incurring income taxes.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.
J) Related Party Transactions
The Company enters into transactions and agreements in the normal course of business with certain related parties, joint arrangements and associates. Proceeds from the disposition of assets to related parties are recognized at fair value. Independent opinions of fair value may be obtained to confirm the estimated fair value of proceeds.
K) Net Earnings per Share Amounts
Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share is calculated giving effect to the potential dilution that would occur if stock options or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to purchase common shares at the average market price. For those contracts that may be settled in cash or in shares at the holder’s option, the more dilutive of cash settlement and share settlement is used in calculating diluted earnings per share.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
L) Cash and Cash Equivalents
Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments with a maturity of three months or less.
Cash and cash equivalents that are not available for use are classified as restricted cash. When restricted cash is not expected to be used within twelve months, it is classified as a non-current asset.
M) Inventories
Product inventories are valued at the lower of cost, using a first-in, first-out or weighted average cost basis, and net realizable value. The cost of inventory includes all costs incurred in the normal course of business to bring each product to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less any expected selling costs. If the carrying amount exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if circumstances which caused it no longer exist and the inventory is still on hand.
N) Exploration and Evaluation Assets
E&E assets consist of exploratory projects for crude oil, natural gas and NGLs that are pending the determination of proved reserves. Certain costs incurred after obtaining the legal right to explore an area and before establishing the technical feasibility and commercial viability of the field/project/area, are capitalized as E&E assets. E&E assets are carried forward until technical feasibility and commercial viability of the field/project/area is established or the assets are determined to be impaired or the future economic value has decreased. E&E assets are subject to regular technical, commercial and Management review to confirm the continued intent to develop the resources.
Assets classified as E&E may have sales of crude oil, NGLs or natural gas prior to the reclassification to PP&E. These operating results are recognized in the Consolidated Statements of Earnings (Loss). A depletion charge, recorded as depreciation, depletion and amortization (“DD&A”), is recognized on this production using a unit-of-production method based on estimated proved reserves determined using forward prices and costs and considering any estimated future costs to be incurred in developing the proved reserves. Natural gas reserves are converted on an energy equivalent basis.
Non-producing assets classified as E&E are not depleted.
Once technical feasibility and commercial viability is established, the carrying value of the E&E asset is tested for impairment. The carrying value, net of any impairment loss, is then reclassified as PP&E.
Any gains or losses from the divestiture of E&E assets are recognized in net earnings.
O) Property, Plant and Equipment
PP&E is stated at cost less accumulated DD&A, adjusted for impairment losses and impairment reversals.
Expenditures related to renewals or enhancements that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.
Crude Oil and Natural Gas Properties
Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of crude oil and natural gas properties and related infrastructure facilities, as well as any E&E expenditures incurred in finding reserves of crude oil, NGLs or natural gas transferred from E&E assets. Capitalized costs include directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.
For onshore assets, which includes assets from the Oil Sands and Conventional segments, costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. Offshore assets are depleted using the unit-of-production method based on estimated proved developed producing reserves or proved plus probable reserves determined using forward prices and costs. For the purpose of these calculations, natural gas is converted to crude oil on an energy equivalent basis. The unit-of-production method based on proved reserves or proved plus probable reserves takes into account any expenditures incurred to date together with future development costs to be incurred in developing those reserves.
Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of either the asset received, or the asset given up, cannot be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.
Included in crude oil and natural gas properties are information technology assets used to support the upstream business and are depreciated on a straight-line basis over their useful lives of three years.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Refining Assets
The initial costs of refining and upgrading PP&E are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use, the associated decommissioning costs and, for qualifying assets, borrowing costs.
Refining and upgrading assets are depreciated on a straight-line basis over the estimated service life of each component of the refinery. The major components are depreciated as follows:
•Land improvements and buildings: 15 to 40 years.
•Office improvements and buildings: 3 to 15 years.
•Refining equipment: 10 to 60 years.
Also included in refining assets are information technology assets used to support the downstream business that are depreciated on a straight-line basis over their useful lives of three years. The residual value, the method of amortization and the useful life of each component are reviewed annually and adjusted on a prospective basis, if appropriate.
Processing, Transportation and Storage Assets, Commercial Fuels Business and Other
Depreciation for substantially all other PP&E is calculated on a straight-line basis based on the estimated useful lives of assets, which range from three to 60 years. The useful lives are estimated based upon the period the asset is expected to be available for use by the Company.
The residual value, the method of amortization and the useful life of the assets are reviewed annually and adjusted on a prospective basis, if appropriate.
P) Impairment and Impairment Reversals of Non-Financial Assets
PP&E, E&E assets and ROU assets are reviewed separately for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.
If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit (“CGU”) is estimated as the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCOD”). VIU is estimated as the present value of the future cash flows expected to arise from the continuing use of a CGU or an asset. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. For Cenovus’s upstream assets, FVLCOD is estimated based on the discounted after-tax cash flows of reserves using forward prices, costs to develop and operating costs, consistent with Cenovus’s independent qualified reserves evaluators (“IQREs”), and may consider an evaluation of comparable asset transactions. For Cenovus's downstream assets, FVLCOD is estimated based on discounted after-tax cash flows of refined product production using forward crude oil prices, forward crack spreads, operating expenses and future capital expenditures.
E&E assets are allocated to a related CGU containing development and production assets for the purposes of testing for impairment. ROU assets may be tested as part of a CGU, as a separate CGU or as an individual asset. Goodwill is allocated to the CGUs to which it contributes to the future cash flows.
If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU. Goodwill impairments are not reversed.
Impairment losses on PP&E and ROU assets are recognized in the Consolidated Statements of Earnings (Loss) as additional DD&A and E&E asset impairments or write-downs are recognized as exploration expense.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net earnings.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Q) Leases
The Company assesses whether a contract is a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of storage tanks, the Company has elected not to separate non-lease components.
As Lessee
Leases are recognized as a ROU asset and a corresponding lease liability on the date that the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, restoration and removal costs, variable lease payments that are based on an index or a rate, estimated residual value guarantees, purchase options expected to be exercised, and termination penalties, less lease incentive receivables. These payments are discounted using the Company’s incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics.
Lease payments are allocated between the liability and finance costs. Finance costs are charged to net earnings over the lease term.
The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in the future lease payments due to a change in an index or rate, if there is a change in the expected residual value guarantee or if the Company reconsiders the exercise of a purchase, extension or termination option that is within the Company's control.
When the lease liability is re-measured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the Consolidated Statements of Earnings (Loss) if the carrying amount of the ROU asset has been reduced to zero.
The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability, any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or site on which it is located less any lease payments made at or before the commencement date.
The ROU asset is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset or lease term.
Leases that have a term of less than twelve months or leases for which the underlying asset is of low value are recognized as an expense in the Consolidated Statements of Earnings (Loss) on a systematic basis over the lease term in either operating, transportation or general and administrative expense.
A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will re-measure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset. A modification that decreases the scope of the lease will be accounted for by decreasing the carrying amount of the ROU asset, and recognizing a gain or loss in net earnings that reflects the proportionate decrease in scope.
As Lessor
Leases where the Company transfers substantially all of the risk and rewards incidental to ownership of the underlying asset are classified as financing leases. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. If substantially all the risks and rewards of ownership of an asset are not transferred the lease is classified as an operating lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other income.
When the Company is an intermediate lessor, it accounts for its interest in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the ROU asset from the head lease not with reference to the underlying assets. If the head lease is a short-term lease to which the Company applies the exemption for lease accounting, the sublease is classified as an operating lease.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
R) Intangible Assets
Intangible assets acquired separately are initially measured at cost. Following initial recognition, intangible assets are recognized at cost less any accumulated amortization and accumulated impairment losses. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization expense on intangible assets is recognized in the Consolidated Statements of Earnings (Loss) in the expense category consistent with the function of the intangible asset. Impairment losses are recognized in the Consolidated Statements of Earnings (Loss) as DD&A.
S) Business Combinations and Goodwill
Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured at their fair value at the date of acquisition, with the exception of income taxes, stock-based compensation, lease liabilities and ROU assets. Any excess of the purchase price plus any non-controlling interest over the value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price over the value of the net assets acquired is credited to net earnings. Acquisition costs are expensed as incurred.
At acquisition, goodwill is allocated to the CGU to which it relates. Subsequent measurement of goodwill is at cost less any accumulated impairment losses.
Contingent consideration transferred in a business combination is measured at fair value on the date of acquisition and classified as a financial liability or equity in accordance with the terms of the agreement. Contingent consideration classified as a liability is re-measured at fair value at each reporting date, with changes in fair value recognized in net earnings. Payments are classified as cash used in investing activities until the cumulative payments exceed the acquisition date fair value of the liability. Cumulative payments in excess of the acquisition date fair value are classified as cash used in operating activities. Contingent consideration classified as equity are not re-measured and settlements are accounted for within equity.
When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings.
T) Provisions
A provision is recognized if, as a result of a past event, the Company has a present obligation, legal or constructive, that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where applicable, provisions are determined by discounting the expected future cash flows at a pre-tax credit-adjusted rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as a finance cost in the Consolidated Statements of Earnings (Loss).
Decommissioning Liabilities
Decommissioning liabilities include those legal or constructive obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, upstream processing facilities, surface and subsea plant and equipment, refining facilities and the crude-by-rail terminal. Cenovus recognizes decommissioning liabilities when the disturbances occur. The amount recognized is the present value of estimated future expenditures required to settle the obligation using a credit-adjusted risk-free rate. A corresponding asset equal to the initial estimate of the liability is capitalized as part of the cost of the related long-lived asset. Changes in the estimated liability resulting from revisions to expected timing or future decommissioning costs are recognized as a change in the decommissioning liability and the related long-lived asset. The amount capitalized in PP&E is depreciated over the useful life of the related asset.
Actual expenditures incurred are charged against the accumulated liability.
Onerous Contract Provisions
Onerous contract provisions are recognized when the unavoidable costs of meeting the obligation exceed the economic benefit derived from the contract. The provision for onerous contracts is measured at the present value of estimated future cash flows underlying the obligations less any estimated recoveries, discounted at the credit-adjusted risk-free rate. Changes in the underlying assumptions are recognized in the Consolidated Statements of Earnings (Loss).
Renewable Fuel Obligations
The Company’s U.S. refining operations incur a renewable volume obligation (“RVO”), which the Company settles annually using renewable identification numbers (“RINs”). After considering RINs on hand, the RVO is measured at the expected market price or on a contracted forward rate, if applicable, of the additional RINs required to settle the compliance obligation. RINs purchased with biofuel are measured using the average market price in the month purchased. RINs purchased on a secondary market are measured at cost. RINs are not amortized. A net RIN position is presented in other assets and a net RVO position is included in other liabilities.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
U) Share Capital and Warrants
Common shares and preferred shares are classified as equity. Preferred shares are cancellable and redeemable only at the Company’s option. Dividends on common shares consist of base dividends and variable dividends. Variable dividends are reviewed quarterly and paid if certain performance measurements are met at the end of the applicable period. Dividends on common shares and preferred shares are discretionary and payable only if declared by Cenovus’s Board of Directors. If a dividend on any preferred share is not paid in full on any dividend payment date, then a dividend restriction on the common shares shall apply. The preferred share dividends are cumulative.
Transaction costs directly attributable to the issue of common shares and preferred shares are recognized as a deduction from equity, net of any income taxes. Dividends on common shares and preferred shares are recognized within equity. When purchased, common shares are reduced by the average carrying value with the excess of the purchase price recognized as a reduction in Cenovus’s paid in surplus. Common shares are cancelled subsequent to being purchased.
Warrants issued in the transaction to combine Cenovus and Husky Energy Inc. (the “Husky Arrangement”) are financial instruments classified as equity and were measured at fair value upon issuance. On exercise, the cash consideration received by the Company and the associated carrying value of the warrants are recorded as share capital.
V) Stock-Based Compensation
Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights (“NSRs”), Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). Stock-based compensation costs are recorded in general and administrative expenses.
Stock Options With Associated Net Settlement Rights
NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model and are not revalued at each reporting date. The fair value is recognized as stock-based compensation over the vesting period, with a corresponding increase recorded as paid in surplus in shareholders’ equity. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.
Cenovus Replacement Stock Options
Cenovus replacement stock options are accounted for as liability instruments, which are measured at fair value at each period end using the Black-Scholes-Merton valuation model. The fair value is recognized as stock-based compensation over the vesting period. When stock options are settled for cash, the liability is reduced by the cash settlement paid. When stock options are settled for common shares, the cash consideration received by the Company and the previously recorded liability associated with the stock option is recorded as share capital.
Performance, Restricted and Deferred Share Units
PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus’s common shares at each period end. The fair value is recognized as stock-based compensation over the vesting period. Fluctuations in the fair values are recognized as stock-based compensation in the period they occur. Cenovus has certain PSU and RSU plans that may be settled in cash or common shares and certain plans that are settled in cash.
W) Financial Instruments
The Company’s financial assets include cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets, net investment in finance leases, investments in the equity of companies and long-term receivables. The Company’s financial liabilities include accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, risk management liabilities and long-term debt.
Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are not offset unless the Company has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.
The Company characterizes its fair value measurements into a three-level hierarchy depending on the degree to which the inputs are observable, as follows:
•Level 1 inputs are quoted prices in active markets for identical assets and liabilities.
•Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly.
•Level 3 inputs are unobservable inputs for the asset or liability.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Classification and Measurement of Financial Assets
The initial classification of a financial asset depends upon the Company’s business model for managing its financial assets and the contractual terms of the cash flows. There are three measurement categories into which the Company classified its financial assets:
•Amortized Cost: Includes assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest.
•FVOCI: Includes assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, where its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest.
•Fair Value through Profit or Loss (“FVTPL”): Includes assets that do not meet the criteria for amortized cost or FVOCI and are measured at fair value through profit or loss. This includes all derivative financial assets.
On initial recognition, the Company may irrevocably designate a financial asset that meets the amortized cost or FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. On initial recognition of an equity investment that is not held-for-trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. There is no subsequent reclassification of fair value changes to earnings following the derecognition of the investment. However, dividends that reflect a return on investment continue to be recognized in net earnings. This election is made on an investment-by-investment basis.
At initial recognition, the Company measures a financial asset at its fair value and, in the case of a financial asset not at FVTPL, including transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are recorded as an expense in net earnings.
Financial assets are reclassified subsequent to their initial recognition only if the business model for managing those financial assets changes. The affected financial assets will be reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or are transferred, and the Company has transferred substantially all the risks and rewards of ownership.
Impairment of Financial Assets
The Company recognizes loss allowances for expected credit losses (“ECLs”) on its financial assets measured at amortized cost. Due to the nature of its financial assets, Cenovus measures loss allowances at an amount equal to expected lifetime ECLs. Lifetime ECLs are the anticipated ECLs that result from all possible default events over the expected life of a financial asset. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the related financial asset. The Company does not have any financial assets that contain a financing component.
Classification and Measurement of Financial Liabilities
A financial liability is initially classified as measured at amortized cost or FVTPL. A financial liability is classified as measured at FVTPL if it is held-for-trading, a derivative, or designated as FVTPL on initial recognition. The classification of a financial liability is irrevocable.
Financial liabilities at FVTPL (other than financial liabilities designated at FVTPL) are measured at fair value with changes in fair value, along with any interest expense, recognized in net earnings. Other financial liabilities are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in net earnings. Any gain or loss on derecognition is also recognized in net earnings.
A financial liability is derecognized when the obligation is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same counterparty with substantially different terms, or the terms of an existing liability are substantially modified, it is treated as a derecognition of the original liability and the recognition of a new liability. When the terms of an existing financial liability are altered, but the changes are considered non-substantial, it is accounted for as a modification to the existing financial liability. Where a liability is substantially modified it is considered to be extinguished and a gain or loss is recognized in net earnings based on the difference between the carrying amount of the liability derecognized and the fair value of the revised liability. Where a liability is modified in a non-substantial way, the amortized cost of the liability is re-measured based on the new cash flows and a gain or loss is recorded in net earnings.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Derivatives
Derivative financial instruments are primarily used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.
Derivative financial instruments are measured at FVTPL unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net earnings as a gain or loss on risk management. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.
X) Recent Accounting Pronouncements
New Accounting Standards and Interpretations not yet Adopted
There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2024, and have not been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2023. These standards and interpretations are not expected to have a material impact on the Company’s Consolidated Financial Statements or the Company's business.

4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
The timely preparation of the Consolidated Financial Statements in accordance with IFRS requires that Management make estimates and assumptions, and use judgment regarding the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
A) Critical Judgments in Applying Accounting Policies
Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recorded in the Company’s Consolidated Financial Statements.
Joint Arrangements
The classification of a joint arrangement that is held in a separate vehicle as either a joint operation or a joint venture requires judgment.
Cenovus has a 50 percent interest in WRB Refining LP (“WRB”), a jointly controlled entity. The joint arrangement meets the definition of a joint operation under IFRS 11, “Joint Arrangements” (“IFRS 11”); therefore, the Company’s share of the assets, liabilities, revenues and expenses are recorded in the Consolidated Financial Statements.
Prior to February 28, 2023, Cenovus held a 50 percent interest in Toledo, which was jointly controlled with BP Products North America Inc. (“bp”) and met the definition of a joint operation under IFRS 11. As such, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to February 28, 2023, Cenovus controls Toledo, as defined under IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), and, accordingly, Toledo was consolidated.
Prior to August 31, 2022, Cenovus held a 50 percent interest in SOSP, which was jointly controlled with BP Canada Energy Group ULC (“bp Canada”) and met the definition of a joint operation under IFRS 11. As such, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to August 31, 2022, Cenovus controls SOSP, as defined under IFRS 10, and, accordingly, SOSP was consolidated.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
In determining the classification of its joint arrangements under IFRS 11, the Company considered the following:
•The original intention of the joint arrangements was to form an integrated North American heavy oil business. Partnerships are “flow-through” entities.
•The agreements require the partners to make contributions if funds are insufficient to meet the obligations or liabilities of the corporation and partnerships. The past development of Toledo and SOSP, and the past and future development of WRB, is dependent on funding from the partners by way of capital contribution commitments, notes payable and loans.
•WRB has third-party debt facilities to cover short-term working capital requirements. SOSP had a third-party debt facility.
•Phillips 66, as operator of WRB, either directly or through wholly-owned subsidiaries, provides marketing services, purchases necessary feedstock, and arranges for transportation and storage, on the partners' behalf as the agreements prohibit the partners from undertaking these roles themselves. In addition, the joint arrangement does not have employees and, as such, is not capable of performing these roles.
•As the operator of Toledo until February 28, 2023, bp, either directly or through wholly-owned subsidiaries, purchased necessary feedstock, and arranged for transportation and storage, on the partners' behalf. SOSP was operated like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants in accordance with the partnership agreement.
•In each arrangement, output is taken by the partners, indicating that the partners have the rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.
Exploration and Evaluation Assets
The application of the Company’s accounting policy for E&E expenditures requires judgment in determining whether it is likely that future economic benefit exists when activities have not reached a stage where technical feasibility and commercial viability can be reasonably determined. Factors such as drilling results, future capital programs, future operating expenses, as well as estimated reserves and resources are considered. In addition, Management uses judgment to determine when E&E assets are reclassified to PP&E. In making this determination, various factors are considered, including the existence of reserves, and whether the appropriate approvals have been received from regulatory bodies and the Company’s internal approval process.
Identification of Cash-Generating Units
CGUs are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and allocation of corporate assets into CGUs requires significant judgment and interpretation. Factors considered in the classification include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure, and the manner in which Management monitors and makes decisions about its operations. The recoverability of the Company’s upstream, refining, crude-by-rail, railcars, storage tanks and corporate assets are assessed at the CGU level. As such, the determination of a CGU could have a significant impact on impairment losses and impairment reversals.
Assessment of Impairment Indicators or Impairment Reversals
PP&E, E&E assets and ROU assets are reviewed separately for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. The identification of indicators of impairment or reversal of impairment requires significant judgment.
B) Key Sources of Estimation Uncertainty
Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recorded in the period in which the estimates are revised.
The evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could change assumptions used to determine the recoverable amount of the Company’s PP&E and E&E assets and could affect the carrying value of those assets, may affect future development or viability of exploration prospects, may curtail the expected useful lives of oil and gas assets thereby accelerating depreciation charges and may accelerate decommissioning obligations increasing the present value of the associated provisions. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain. Environmental considerations are built into estimates through the use of key assumptions used to estimate fair value including forward commodity prices, forward crack spreads and discount rates. The energy transition could impact the future prices of commodities. Pricing assumptions used in the determination of recoverable amounts incorporate market expectations and the evolving worldwide demand for energy.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Changes to assumptions could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year. The following are the key assumptions about the future and other key sources of estimation at the end of the reporting period that, if changed, could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.
Crude Oil and Natural Gas Reserves
There are a number of inherent uncertainties associated with estimating crude oil and natural gas reserves. Reserves estimates are dependent upon variables including the expected future production volumes, future development and operating expenses, forward commodity prices, estimated royalty payments and taxes. Changes in these variables could significantly impact the reserves estimates which would affect the impairment test recoverable amount and DD&A expense of the Company’s crude oil and natural gas assets in the Oil Sands, Conventional and Offshore segments. The Company’s reserves are evaluated annually and reported to the Company by its IQREs.
Recoverable Amounts
Determining the recoverable amount of a CGU or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. For the Company’s upstream assets, these estimates include quantity of reserves, expected production volumes, future development and operating expenses, forward commodity prices and discount rates. Recoverable amounts for the Company’s downstream assets use assumptions such as refined product production, forward crude oil prices, forward crack spreads, future operating expenses and capital expenditures and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets.
Decommissioning Costs
Provisions are recorded for the future decommissioning and restoration of the Company’s upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence of liabilities and estimate the future value. The actual cost of decommissioning and restoration is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration. In addition, Management determines the appropriate discount rate at the end of each reporting period. This discount rate, which is credit-adjusted, is used to determine the present value of the estimated future cash outflows required to settle the obligation and may change in response to numerous market factors.
Fair Value of Assets Acquired and Liabilities Assumed in a Business Combination
The fair value of assets acquired, liabilities assumed and assets given up in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparable transactions and discounted cash flows. For the Company’s upstream assets, key assumptions in the discounted cash flow models used to estimate fair value include forward commodity prices, expected production volumes, quantity of reserves, discount rates, future development and operating expenses. Estimated production volumes and quantity of reserves for acquired oil and gas properties were developed by internal geology and engineering professionals and IQREs. For downstream assets, key assumptions used to estimate fair value include refined product production, forward crude oil prices, forward crack spreads, discount rates, operating expenses and future capital expenditures. Changes in these variables could significantly impact the carrying value of the net assets acquired.
Income Tax Provisions
The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. There are usually a number of tax matters under review; therefore, income taxes are subject to measurement uncertainty.
Deferred income tax assets are recorded to the extent that it is probable that the deductible temporary differences will be recoverable in future periods. The recoverability assessment involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flow to offset the tax assets when the reversal occurs and the application of tax laws. There are some transactions for which the ultimate tax determination is uncertain. To the extent that assumptions used in the recoverability assessment change, there may be a significant impact on the Consolidated Financial Statements of future periods.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

5. ACQUISITIONS
A) BP-Husky Refining LLC
i) Summary of the Acquisition
On February 28, 2023, Cenovus acquired the remaining 50 percent interest in Toledo from bp (the “Toledo Acquisition”). The Toledo Acquisition provides Cenovus full ownership and operatorship of the refinery, and further integrates Cenovus’s heavy oil production and refining capabilities. Total consideration for the Toledo Acquisition was US$378 million (C$514 million) in cash, including cost of working capital.
The Toledo Acquisition was accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at fair value on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill.
ii) Identifiable Assets Acquired and Liabilities Assumed
The final purchase price allocation was based on Management’s best estimate of fair value and was retrospectively adjusted to reflect items identified with new information obtained between February 28, 2023, and December 31, 2023, about conditions that existed at the acquisition date. Changes to identifiable assets acquired and liabilities assumed includes increases to PP&E of $96 million, partially offset by decreases of $66 million to inventories, $3 million to other liabilities and $1 million to accounts payable and accrued liabilities. The impact to DD&A as a result of these measurement period adjustments was not material and prior quarters have not been restated to reflect the impact of the measurement period adjustments.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

As at	February 28, 2023
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed
Cash	69
Accounts Receivable and Accrued Revenues	3
Inventories	387
Property, Plant and Equipment	770
Right-of-Use Assets	33
Other Assets	10
Accounts Payable and Accrued Liabilities	(139)
Lease Liabilities	(33)
Decommissioning Liabilities	(5)
Other Liabilities	(73)
Total Identifiable Net Assets	1,022
The fair value and gross contractual amount of acquired accounts receivable and accrued revenues was $3 million, all of which was collected.
iii) Goodwill

As at	February 28, 2023
Total Purchase Consideration	514
Fair Value of Pre-Existing 50 Percent Ownership Interest in Toledo	508
Fair Value of Identifiable Net Assets	(1,022)
Goodwill	—
Fair Value of Pre-Existing 50 Percent Ownership Interest in BP-Husky Refining LLC
Prior to the Toledo Acquisition, Toledo was jointly controlled with bp and met the definition of a joint operation under IFRS 11. Subsequent to the Toledo Acquisition, Cenovus controls Toledo, as defined under IFRS 10, and, accordingly Toledo was consolidated. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings (loss).

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
The acquisition-date fair value of the previously held interest was estimated to be $508 million and the net carrying value of Toledo assets was $554 million. Cenovus recognized a non-cash revaluation loss of $34 million ($23 million, after tax) on the re-measurement of its pre-existing interest in Toledo to fair value, net of $12 million in associated cumulative foreign currency translation adjustments.
iv) Transaction Costs
For the year ended December 31, 2023, transaction costs of $11 million (2022 – $9 million), were recognized in the Consolidated Statements of Earnings (Loss).
v) Revenue and Profit Contribution
The acquired business contributed revenues of $4.1 billion and a net loss of $85 million for the period from February 28, 2023, to December 31, 2023. On September 20, 2022, an incident occurred at the Toledo Refinery, resulting in the shutdown of the facility. The Toledo Refinery returned to full operations in June 2023. If the closing of the Toledo Acquisition had occurred on January 1, 2023, Cenovus’s consolidated pro forma revenues and net earnings for the year ended December 31, 2023, would be $52.2 billion and $4.0 billion, respectively. These amounts were calculated using results from the acquired business, adjusting them for:
•Additional DD&A that would be charged assuming the fair value adjustments to PP&E had applied from January 1, 2023.
•Additional accretion on the decommissioning liabilities if they had been assumed on January 1, 2023.
•The consequential tax effects.
This pro forma information is not necessarily indicative of the results that would be obtained if the Toledo Acquisition had actually occurred on January 1, 2023.
B) Sunrise Oil Sands Partnership
i) Summary of the Acquisition
On August 31, 2022, Cenovus closed a transaction with bp Canada to purchase the remaining 50 percent interest in SOSP, in northern Alberta (the “Sunrise Acquisition”). It provided Cenovus with full ownership and further enhanced Cenovus’s core strength in the oil sands. The Sunrise Acquisition was accounted for using the acquisition method pursuant to IFRS 3.
The following table summarizes the fair value of total consideration:

As at	August 31, 2022
Cash, Net of Closing Adjustments	394
Bay Du Nord	40
Variable Payment	600
Total Consideration	1,034
Cenovus agreed to make quarterly variable payments to bp Canada for up to two years subsequent to August 31, 2022, if crude oil prices exceed a specified threshold. The maximum cumulative variable payment is $600 million.
ii) Identifiable Assets Acquired and Liabilities Assumed

As at	August 31, 2022
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed
Cash	9
Accounts Receivable and Accrued Revenues	164
Inventories	88
Property, Plant and Equipment	3,218
Accounts Payable and Accrued Liabilities	(313)
Income Tax Payable	(39)
Decommissioning Liabilities	(48)
Deferred Income Tax Liabilities	(486)
Total Identifiable Net Assets	2,593

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
iii) Goodwill

As at	August 31, 2022
Total Purchase Consideration	1,034
Fair Value of Pre-Existing 50 Percent Ownership Interest in SOSP	1,559
Fair Value of Identifiable Net Assets	(2,593)
Goodwill	—
Fair Value of Pre-Existing 50 Percent Ownership Interest in Sunrise Oil Sands Partnership
Prior to the Sunrise Acquisition, Cenovus’s 50 percent interest in SOSP was jointly controlled with bp Canada and met the definition of a joint operation under IFRS 11. Subsequent to the Sunrise Acquisition, Cenovus controls SOSP, as defined under IFRS 10 and, accordingly SOSP has been consolidated. The acquisition-date fair value of the previously held interest was estimated to be $1.6 billion. The net carrying value of the SOSP assets was $960 million, including previously recorded goodwill (see Note 23). As a result, Cenovus recognized a non-cash revaluation gain of $599 million ($457 million, after-tax) on the re-measurement of its pre-existing interest in SOSP to fair value.
iv) Transaction Costs
For the year ended December 31, 2022, transaction costs of $2 million were recognized in the Consolidated Statements of Earnings (Loss).

6. GENERAL AND ADMINISTRATIVE

For the years ended December 31,	2023	2022
Salaries and Benefits	249	204
Administrative and Other	342	297
Stock-Based Compensation Expense (Recovery) (Note 32)	97	373
Other Incentive Benefits Expense (Recovery)	—	(9)
	688	865

7. FINANCE COSTS

For the years ended December 31,	2023	2022
Interest Expense – Short-Term Borrowings and Long-Term Debt	362	478
Net Premium (Discount) on Redemption of Long-Term Debt (1)	(84)	(29)
Interest Expense – Lease Liabilities (Note 20)	161	163
Unwinding of Discount on Decommissioning Liabilities (Note 27)	220	176
Other	32	37
	691	825
Capitalized Interest	(20)	(5)
	671	820
(1)Includes the premium or discount on redemption, net of transaction costs and the amortization of associated fair value adjustments.

8. INTEGRATION, TRANSACTION AND OTHER COSTS

For the years ended December 31,	2023	2022
Integration Costs (1)	46	95
Transaction Costs (Note 5)	11	11
Other (2)	28	—
	85	106
(1)For the year ended December 31, 2023, integration costs includes $46 million related to the Toledo Acquisition (2022 – $5 million related to the Toledo Acquisition and $90 million related to the Husky Arrangement).
(2)Includes costs related to modernizing and replacing certain information technology systems, optimizing business processes and standardizing data across the Company.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

9. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31,	2023	2022
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(231)	365
Other	21	—
Unrealized Foreign Exchange (Gain) Loss	(210)	365
Realized Foreign Exchange (Gain) Loss	143	(22)
	(67)	343

10. DIVESTITURES
A) 2023 Divestitures
There were no material divestitures in the year end December 31, 2023.
B) 2022 Divestitures
On January 31, 2022, the Company closed the sale of its Tucker asset in its Oil Sands segment for net proceeds of $730 million and recorded a before-tax gain of $165 million (after-tax gain – $126 million).
On February 28, 2022, the Company closed the sale of its Wembley assets in its Conventional segment for net proceeds of $221 million and recorded a before-tax gain of $76 million (after-tax gain – $58 million).
On May 31, 2022, the Company completed the transfer of 12.5 percent of Cenovus’s working interest in the White Rose field and satellite extensions in the Atlantic region. Cenovus paid $50 million associated with transferring the Company’s working interest, resulting in a before-tax gain of $62 million (after-tax gain – $47 million).
On June 8, 2022, the Company sold its investment in Headwater Exploration Inc. for proceeds of $110 million, with no gain or loss recognized as the investment was recorded at fair value prior to the sale.
On September 13, 2022, the Company closed the sales of 337 gas stations in the retail fuels business, located across Western Canada and Ontario, for net cash proceeds of $404 million and recorded a before-tax loss of $74 million (after-tax loss – $56 million).

11. IMPAIRMENT CHARGES AND REVERSALS
At each reporting date, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. Goodwill is tested for impairment at least annually. For the purposes of impairment testing, goodwill is allocated to the CGU to which it relates.
A) Upstream Cash-Generating Units
i) 2023 Impairment Charges
The Company tested CGUs with associated goodwill for impairment as at December 31, 2023, and there were no impairments. No impairment indicators were identified for the remaining CGUs.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s Oil Sands CGUs with associated goodwill that were tested for impairment were estimated using FVLCOD. Key assumptions used to estimate the present value of future net cash flows from reserves include expected production volumes, quantity of reserves, forward commodity prices, future development and operating expenses, all consistent with Cenovus’s IQREs, and discount rates. Fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates as at December 31, 2023. All reserves were evaluated as at December 31, 2023, by the Company’s IQREs.
Crude Oil, NGLs and Natural Gas Prices
The forward commodity prices as at December 31, 2023, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2024	2025	2026	2027	2028	Average Annual Increase Thereafter
West Texas Intermediate (“WTI”) (US$/bbl) (1)	73.67	74.98	76.14	77.66	79.22	2.00%
Western Canadian Select at Hardisty (2) (C$/bbl)	76.74	79.77	81.12	82.88	85.04	2.00%
Condensate at Edmonton (C$/bbl)	96.79	98.75	100.71	102.72	104.78	2.00%
Alberta Energy Company Natural Gas (C$/Mcf) (3)	2.20	3.37	4.05	4.13	4.21	2.00%
(1)Barrel ("bbl").
(2)Western Canadian Select at Hardisty (“WCS”).
(3)One thousand cubic feet (“Mcf”).
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 14 percent.
Sensitivities
A one percent increase in the discount rate or a five percent decrease in forward commodity price estimates would not impact the results of the impairment tests performed on CGUs with associated goodwill.
ii) 2022 Impairment Charges
The Company tested the CGUs with associated goodwill for impairment as at December 31, 2022, and there were no impairments. The Company also tested the Sunrise CGU for impairment due to a decline in near-term forward prices between the date of the Sunrise Acquisition and December 31, 2022. The recoverable amount of the Sunrise CGU was in excess of its carrying amount and no impairment was recorded.
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s Oil Sands CGUs that were tested for impairment were approximated using FVLCOD. The key assumptions used to estimate the present value of future net cash flows were consistent with those noted above for the year ended December 31, 2023. All reserves were evaluated as at December 31, 2022, by the Company's IQREs.
Crude Oil, NGLs and Natural Gas Prices
The forward commodity prices as at December 31, 2022, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2023	2024	2025	2026	2027	Average Annual Increase Thereafter
WTI (US$/bbl)	80.33	78.50	76.95	77.61	79.16	2.00%
WCS (C$/bbl)	76.54	77.75	77.55	80.07	81.89	2.00%
Condensate at Edmonton (C$/bbl)	106.22	101.35	98.94	100.19	101.74	2.00%
Alberta Energy Company Natural Gas (C$/Mcf)	4.23	4.40	4.21	4.27	4.34	2.00%

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Discount Rates
Discounted future cash flows are determined by applying a discount rate between 14 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
For the Sunrise CGU, a one percent increase in the discount rate would result in an impairment of $69 million and a five percent decrease in forward commodity price estimates would result in an impairment of $226 million. A one percent increase in the discount rate or a five percent decrease in forward price estimates would not impact the result of the impairment tests performed on CGUs with associated goodwill.
B) Downstream Cash-Generating Units
i) 2023 Impairment Charges and Reversals
As at December 31, 2023, there were no indicators of impairment or impairment reversals for the Company's downstream CGUs.
ii) 2022 Impairment Charges and Reversals
As at December 31, 2022, the Company identified indicators of impairment for the Toledo CGU due to the pending acquisition of the remaining 50 percent from bp and an incident at the Toledo Refinery, and for the Superior CGU with the commissioning of the asset in preparation for restart. The total carrying amount of the Toledo and Superior CGUs was greater than the recoverable amount. An impairment charge of $1.5 billion was recorded as additional DD&A in the U.S. Refining segment.
As at December 31, 2022, there were also indicators of impairment reversals for the Company’s Borger, Wood River and Lima CGUs due to an increase in forward crack spreads, resulting in higher margins for refined products. An assessment indicated the recoverable amount was greater than the carrying value of the associated CGUs. As at December 31, 2022, the Company reversed impairment charges of $1.2 billion, net of DD&A that would have been recorded had no impairment been recorded.
As at December 31, 2022, the aggregate recoverable amount of the U.S. Refining CGUs was estimated to be $5.4 billion.
Key Assumptions
The recoverable amount (Level 3) of the U.S. Refining CGUs were determined using FVLCOD. FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included refined product production, forward crude oil prices, forward crack spreads, future capital expenditures, future operating costs and discount rates. Forward crack spreads are based on an average of third-party consultant forecasts.
Crude Oil and Crack Spreads
Forward prices are based on Management’s best estimate and corroborated with third-party data. As at December 31, 2022, the forward prices used to determine future cash flows were:

(US$/bbl)	2023	2024	2025	2026	2027
WTI	80.33	78.50	76.95	77.61	79.16
Differential WTI – WTS (1)	(0.56)	(0.56)	(0.56)	(0.56)	(0.56)
Differential WTI – WCS	(23.32)	(19.09)	(17.42)	(15.87)	(15.74)
Chicago 3-2-1 Crack Spread	29.37	24.10	22.12	21.70	21.67
(1)West Texas Sour (“WTS”).
Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to the year 2032.
Discount Rates
Discounted future cash flows were determined by applying a discount rate between 15 percent and 18 percent based on the individual characteristics of the CGU, and other economic and operating factors.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward crude oil and crack spreads would have on the impairment amount and impairment reversal amount recorded as at December 31, 2022, for the U.S. Refining segment CGUs:

	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Increase (Decrease) to Impairment Amount	69	(65)	(268)	268
Increase (Decrease) to Impairment Reversal Amount	(72)	14	168	(342)

12. OTHER INCOME (LOSS), NET
For the year ended December 31, 2023, the Company recorded other income of $63 million (2022 – $532 million).
In 2022, other income included insurance proceeds of $328 million, related to the 2018 incidents at the Superior Refinery and in the Atlantic region, and $65 million under the Government of Alberta’s Site Rehabilitation Program, which provided qualifying entities funding to abandon and reclaim oil and gas sites. No similar amounts were recorded in 2023.

13. INCOME TAXES
A) Income Tax Expense (Recovery)

For the years ended December 31,	2023	2022
Current Tax
Canada	1,041	1,252
United States	(109)	104
Asia Pacific	224	262
Other International	25	21
Total Current Tax Expense (Recovery)	1,181	1,639
Deferred Tax Expense (Recovery)	(250)	642
	931	2,281
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) issued model rules for a new global minimum tax framework (“Pillar Two”). In May 2023, the IASB issued amendments to IAS 12, “Income Taxes” (“IAS 12”) to address Pillar Two, which provide clarity on the impacts and additional disclosure requirements once legislation is substantively enacted. Cenovus has applied the mandatory temporary exemption of IAS 12 and in turn, has not recognized the impacts of Pillar Two in the deferred income tax calculation. The Company is not expecting a material impact as a result of Pillar Two.
For the year ended December 31, 2023, the Company recorded a current tax expense primarily related to taxable income arising in Canada and Asia Pacific. The decrease from the prior year is due to lower earnings compared to 2022 and a deferred income tax recovery in the U.S. of which $115 million related to a step-up in the U.S. tax basis on the Toledo Acquisition.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the years ended December 31,	2023	2022
Earnings (Loss) Before Income Tax	5,040	8,731
Canadian Statutory Rate (percent)	23.7	23.7
Expected Income Tax Expense (Recovery)	1,194	2,069
Effect on Taxes Resulting From:
Statutory and Other Rate Differences	(38)	17
Non-Taxable Capital (Gains) Losses	(15)	84
Non-Recognition of Capital (Gains) Losses	(30)	84
Adjustments Arising From Prior Year Tax Filings	(16)	15
Recognition of U.S. Tax Basis	(115)	—
Other	(49)	12
Total Tax Expense (Recovery)	931	2,281
Effective Tax Rate (percent)	18.5	26.1
B) Deferred Income Tax Assets and Liabilities
The breakdown of deferred income tax assets and deferred income tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

For the years ended December 31,	2023	2022
Deferred Income Tax Assets
Deferred Income Tax Assets to be Settled Within Twelve Months	(315)	(31)
Deferred Income Tax Assets to be Settled After More Than Twelve Months	(1,174)	(747)
	(1,489)	(778)
Deferred Income Tax Liabilities
Deferred Income Tax Liabilities to be Settled Within Twelve Months	138	55
Deferred Income Tax Liabilities to be Settled After More Than Twelve Months	4,843	4,460
	4,981	4,515
Net Deferred Income Tax Liability	3,492	3,737
The deferred income tax assets and liabilities to be settled within twelve months represents Management’s estimate of the timing of the reversal of temporary differences and may not correlate to the current income tax expense of the subsequent year.
The movement in deferred income tax assets and liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is:

Deferred Income Tax Assets	Unused Tax Losses	Risk Management	Other	Total
As at December 31, 2021	(655)	(11)	(788)	(1,454)
Charged (Credited) to Earnings	490	11	158	659
Charged (Credited) to Other Comprehensive Income	9	—	8	17
As at December 31, 2022	(156)	—	(622)	(778)
Charged (Credited) to Earnings	(777)	—	54	(723)
Charged (Credited) to Other Comprehensive Income	19	—	(7)	12
As at December 31, 2023	(914)	—	(575)	(1,489)

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

Deferred Income Tax Liabilities	PP&E	Risk Management	Other	Total
As at December 31, 2021	3,949	—	97	4,046
Charged (Credited) to Earnings	25	11	(53)	(17)
Charged (Credited) to Sunrise Purchase Price Allocation	486	—	—	486
As at December 31, 2022	4,460	11	44	4,515
Charged (Credited) to Earnings	495	(8)	(14)	473
Charged (Credited) to Other Comprehensive Income	(7)	—	—	(7)
As at December 31, 2023	4,948	3	30	4,981

Net Deferred Income Tax Liabilities	Total
As at December 31, 2021	2,592
Charged (Credited) to Earnings	642
Charged (Credited) to Sunrise Purchase Price Allocation	486
Charged (Credited) to Other Comprehensive Income	17
As at December 31, 2022	3,737
Charged (Credited) to Earnings	(250)
Charged (Credited) to Other Comprehensive Income	5
As at December 31, 2023	3,492
The deferred income tax asset of $696 million as at December 31, 2023 (December 31, 2022 – $546 million) represents net deductible temporary differences in the U.S. jurisdiction, which have been fully recognized, as the probability of realization is expected due to forecasted taxable income. No deferred tax liability was recognized as at December 31, 2023, or December 31, 2022, on temporary differences associated with investments in subsidiaries and joint arrangements where the Company can control the timing of the reversal of the temporary difference and the reversal is not probable in the foreseeable future.
C) Tax Pools
The approximate amounts of tax pools available, including tax losses, are:

As at December 31,	2023	2022
Canada	8,547	8,505
United States	8,058	6,477
Asia Pacific	347	457
	16,952	15,439
As at December 31, 2023, the above tax pools included $126 million (December 31, 2022 – $115 million) of Canadian federal non-capital losses and $3.7 billion (December 31, 2022 – $468 million) of U.S. net operating losses. These losses expire no earlier than 2038.
As at December 31, 2023, the Company had Canadian net capital losses totaling $59 million (December 31, 2022 – $28 million), which are available for carry forward to reduce future capital gains. The Company has not recognized $141 million (December 31, 2022 – $504 million) of deductible temporary differences associated with unrealized foreign exchange losses on its U.S. denominated debt.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

14. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

For the years ended December 31,	2023	2022
Net Earnings (Loss)	4,109	6,450
Effect of Cumulative Dividends on Preferred Shares	(36)	(35)
Net Earnings (Loss) – Basic and Diluted	4,073	6,415

Basic – Weighted Average Number of Shares (thousands)	1,895,487	1,951,262
Dilutive Effect of Warrants	22,223	44,845
Dilutive Effect of Net Settlement Rights	7,150	10,045
Dilutive Effect of Cenovus Replacement Stock Options	580	—
Diluted – Weighted Average Number of Shares (thousands)	1,925,440	2,006,152

Net Earnings (Loss) Per Common Share – Basic ($)	2.15	3.29
Net Earnings (Loss) Per Common Share – Diluted (1) (2) ($)	2.12	3.20
(1)For the year ended December 31, 2023, net earnings of $nil (2022 – $52 million) and no common shares (2022 – 1.6 million) related to the assumed exercise of the Cenovus replacement stock options were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive.
(2)For the year ended December 31, 2023, 1.5 million NSRs (2022 – 52 thousand) were excluded from the calculation of diluted weighted average number of shares as the effect was anti-dilutive.
B) Common Share Dividends

	2023		2022
For the years ended December 31,	Per Share	Amount	Per Share	Amount
Base Dividends	0.525	990	0.350	682
Variable Dividends	—	—	0.114	219
Total Common Share Dividends Declared and Paid	0.525	990	0.464	901
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On February 14, 2024, the Company’s Board of Directors declared a first quarter base dividend of $0.140 per common share, payable on March 28, 2024, to common shareholders of record as at March 15, 2024.
C) Preferred Share Dividends

For the years ended December 31,	2023	2022
Series 1 First Preferred Shares	7	7
Series 2 First Preferred Shares	2	1
Series 3 First Preferred Shares	12	12
Series 5 First Preferred Shares	9	9
Series 7 First Preferred Shares	6	6
Total Preferred Share Dividends Declared	36	35
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
For the year ended December 31, 2023, the Company paid $36 million in preferred share dividends (December 31, 2022 – $26 million).
On January 2, 2024, the Company paid preferred share dividends of $9 million, as declared on November 1, 2023. On January 3, 2023, the Company paid preferred share dividends of $9 million, as declared on November 1, 2022.
On February 14, 2024, the Company’s Board of Directors declared first quarter dividends of $9 million payable on April 1, 2024, to preferred shareholders of record as at March 15, 2024.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

15. CASH AND CASH EQUIVALENTS

As at December 31,	2023	2022
Cash	2,109	3,195
Short-Term Investments	118	1,329
	2,227	4,524

16. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at December 31,	2023	2022
Trade and Accruals	2,722	2,962
Prepaids and Deposits	242	402
Joint Operations Receivables	49	51
Other	22	58
	3,035	3,473

17. INVENTORIES

As at December 31,	2023	2022
Product
Crude Oil	2,084	2,424
Diluent	379	366
Natural Gas and NGLs	68	50
Refined Products	1,073	1,169
Total Product	3,604	4,009
Parts and Supplies	426	303
	4,030	4,312
For the year ended December 31, 2023, approximately $39.1 billion of produced and purchased inventory was recorded as an expense (2022 – approximately $49.1 billion).
As at December 31, 2023, the Company recorded non-cash inventory write-downs of $86 million and $3 million in refined products and crude oil inventory, respectively. The non-cash inventory write-downs were included in purchased product expense.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

18. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2021	720
Additions	37
Write-downs (1)	(64)
Change in Decommissioning Liabilities	(12)
Exchange Rate Movements and Other	4
As at December 31, 2022	685
Acquisition	31
Additions	84
Transfer to PP&E (Note 19)	(60)
Write-downs (1)	(29)
Change in Decommissioning Liabilities	28
Exchange Rate Movements and Other	(1)
As at December 31, 2023	738
(1)For the year ended December 31, 2023, previously capitalized E&E costs of $14 million, $6 million and $9 million in the Oil Sands, Conventional and Offshore segments, respectively, were written off as exploration expense (2022 – $2 million and $62 million in the Oil Sands and Offshore segments, respectively), as the carrying value was not considered to be recoverable.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

19. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2021	38,443	228	10,495	1,735	50,901
Acquisitions (Note 5) (2)	3,230	—	—	—	3,230
Additions	2,409	11	1,143	108	3,671
Change in Decommissioning Liabilities	(186)	(6)	(29)	(32)	(253)
Divestitures (Notes 5 and 10) (2)	(557)	—	—	—	(557)
Exchange Rate Movements and Other	189	21	523	14	747
As at December 31, 2022	43,528	254	12,132	1,825	57,739
Acquisitions (Note 5) (3)	11	—	770	—	781
Additions	3,392	14	719	89	4,214
Transfer from E&E (Note 18)	60	—	—	—	60
Change in Decommissioning Liabilities	542	—	21	18	581
Divestitures (Note 5) (3)	(17)	—	(633)	(17)	(667)
Exchange Rate Movements and Other	(91)	4	(239)	(7)	(333)
As at December 31, 2023	47,425	272	12,770	1,908	62,375

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2021	10,912	53	4,572	1,139	16,676
Depreciation, Depletion and Amortization (4)	3,461	37	466	103	4,067
Impairment Charges (Note 11)	—	—	1,499	—	1,499
Impairment Reversals (Note 11)	—	—	(1,233)	—	(1,233)
Divestitures (Notes 5 and 10) (2)	(84)	—	—	—	(84)
Exchange Rate Movements and Other	13	16	243	43	315
As at December 31, 2022	14,302	106	5,547	1,285	21,240
Depreciation, Depletion and Amortization (4)	3,692	19	554	86	4,351
Divestitures (Note 5) (3)	(8)	—	(299)	(12)	(319)
Exchange Rate Movements and Other	(11)	4	(135)	(5)	(147)
As at December 31, 2023	17,975	129	5,667	1,354	25,125

CARRYING VALUE
As at December 31, 2022	29,226	148	6,585	540	36,499
As at December 31, 2023	29,450	143	7,103	554	37,250
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)In connection with the Sunrise Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at August 31, 2022, the carrying value of the pre-existing interest in SOSP’s PP&E was $454 million.
(3)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s PP&E was $334 million.
(4)For the year ended December 31, 2023, DD&A includes asset write-downs of $20 million, $12 million and $38 million in the Oil Sands, Canadian Refining and U.S. Refining segments, respectively, (2022 – $26 million and $25 million in the Offshore and Canadian Refining segments, respectively).
Assets Under Construction
PP&E includes the following amounts in respect of assets under construction that are not subject to DD&A:

As at December 31,	2023	2022
Crude Oil and Natural Gas Properties	2,507	2,142
Refining Assets	243	137
	2,750	2,279

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

20. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2021	592	1,841	161	62	2,656
Additions	—	22	1	2	25
Exchange Rate Movements and Other	7	(23)	12	10	6
As at December 31, 2022	599	1,840	174	74	2,687
Acquisitions (Note 5) (3)	1	24	8	—	33
Additions	1	56	—	—	57
Divestitures (Note 5) (3)	—	—	(19)	—	(19)
Exchange Rate Movements and Other	(13)	44	(2)	(4)	25
As at December 31, 2023	588	1,964	161	70	2,783

ACCUMULATED DEPRECIATION
As at December 31, 2021	92	520	33	1	646
Depreciation	36	226	21	14	297
Exchange Rate Movements and Other	(1)	(101)	4	(3)	(101)
As at December 31, 2022	127	645	58	12	842
Depreciation	36	223	22	12	293
Divestitures (Note 5) (3)	—	—	(12)	—	(12)
Exchange Rate Movements and Other	(7)	(5)	(3)	(5)	(20)
As at December 31, 2023	156	863	65	19	1,103

CARRYING VALUE
As at December 31, 2022	472	1,195	116	62	1,845
As at December 31, 2023	432	1,101	96	51	1,680
(1)Includes railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Includes assets in the commercial fuels business, fleet vehicles and other equipment.
(3)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s ROU assets was $7 million.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
B) Lease Liabilities

	2023	2022
Lease Liabilities, Beginning of Year	2,836	2,957
Acquisitions (Note 5) (1)	33	—
Additions	57	25
Interest Expense (Note 7)	161	163
Lease Payments	(449)	(465)
Divestitures (Note 5) (1)	(11)	—
Exchange Rate Movements and Other	31	156
Lease Liabilities, End of Year	2,658	2,836
Less: Current Portion	299	308
Long-Term Portion	2,359	2,528
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s lease liabilities was $11 million.
Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The Company has variable lease payments related to property taxes for real estate contracts.
The Company includes extension options in the calculation of lease liabilities when the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

21. JOINT ARRANGEMENTS
A) Joint Operations
Cenovus has a number of joint operations in the Upstream segments. At December 31, 2023, the Company also has a 50 percent interest in WRB in the U.S. Refining segment. Phillips 66 holds the remaining 50 percent interest and is the operator of the Wood River Refinery in Illinois and the Borger Refinery in Texas.
Prior to February 28, 2023, Cenovus held a 50 percent interest in Toledo, which was jointly controlled with bp. Prior to August 31, 2022, Cenovus held a 50 percent interest in SOSP, which was jointly controlled with bp Canada. Subsequent to these dates, both of these joint operations are fully controlled by Cenovus and have been consolidated, refer to Note 5 for more information on these transactions.
B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity HCML. The Company’s share of equity investment income (loss) related to the joint venture, distributions received and contributions paid are recorded in (income) loss from equity-accounted affiliates.
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

For the years ended December 31,	2023	2022
Revenue	615	383
Expenses	545	350
Net Earnings (Loss)	70	33

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Balance Sheet

As at December 31,	2023	2022
Current Assets (1)	334	247
Non-Current Assets	1,751	1,926
Current Liabilities	140	160
Non-Current Liabilities	1,188	1,293
Net Assets	757	720
(1)Includes cash and cash equivalents of $111 million (December 31, 2022 – $64 million).
For the year ended December 31, 2023, the Company’s share of income from the equity-accounted affiliate was $57 million (2022 – $23 million). As at December 31, 2023, the carrying amount of the Company’s share of net assets was $344 million (December 31, 2022 – $365 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the year ended December 31, 2023, the Company received $93 million of distributions from HCML (2022 – $42 million) and paid $35 million in contributions (2022 – $54 million).
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP. The Company holds a 35 percent interest in HMLP and applies the equity method of accounting. The Company’s share of equity investment income related to the joint venture, in excess of cumulated unrecognized losses, distributions received and contributions paid, is recorded in (income) loss from equity-accounted affiliates.

For the years ended December 31,	2023	2022
HMLP Net Earnings (Loss)	231	190
Cenovus's Share of HMLP Net Earnings (Loss) (1)	(1)	(23)
Cenovus's Share of HMLP Other Comprehensive Income (Loss) (1)	(2)	8
Distributions Received	56	23
Contributions Paid	62	31
(1)Cenovus does not receive 35 percent of HMLP's net earnings and OCI due to the nature of the profit sharing agreement.
The carrying value of the Company’s investment in HMLP as at December 31, 2023, was $nil (December 31, 2022 – $nil) due to losses in excess of the equity investment. Cenovus had unrecognized cumulative losses from earnings and OCI, net of tax, of $31 million as at December 31, 2023 (December 31, 2022 – $28 million).

22. OTHER ASSETS

As at December 31,	2023	2022
Private Equity Investments (Note 35)	131	55
Precious Metals	76	86
Net Investment in Finance Leases	61	62
Long-Term Receivables and Prepaids	50	120
Intangible Assets (1)	—	19
	318	342
(1)    For the year ended December 31, 2022, $49 million of previously capitalized intangible asset costs were written off as DD&A in the Oil Sands segment as the carrying value was not considered to be recoverable.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

23. GOODWILL

	2023	2022
Carrying Value, Beginning of Year	2,923	3,473
Goodwill Disposed (Note 5)	—	(550)
Carrying Value, End of Year	2,923	2,923
The carrying amount of goodwill is allocated to the following CGUs:

As at December 31,	2023	2022
Primrose (Foster Creek)	1,171	1,171
Christina Lake	1,101	1,101
Lloydminster Thermal	651	651
	2,923	2,923

24. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2023	2022
Accruals	3,931	3,412
Trade	1,075	2,331
Employee Long-Term Incentives	284	162
Interest	69	80
Joint Operations Payable	75	66
Risk Management	19	39
Provisions for Onerous and Unfavourable Contracts	18	25
Other	9	9
	5,480	6,124

25. DEBT AND CAPITAL STRUCTURE
For the year ended December 31, 2023, the annualized weighted average interest rate on outstanding debt, including the Company’s proportionate share of short-term borrowings, was 4.7 percent (2022 – 4.7 percent).
A) Short-Term Borrowings

As at December 31,	Notes	2023	2022
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	179	115
Total Debt Principal		179	115
i) Uncommitted Demand Facilities
As at December 31, 2023, the Company had uncommitted demand facilities of $1.7 billion (December 31, 2022 – $1.9 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at December 31, 2023, there were outstanding letters of credit aggregating to $364 million (December 31, 2022 – $490 million) and no direct borrowings.
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at December 31, 2023, US$270 million was drawn on these facilities, of which Cenovus’s proportionate share was US$135 million (C$179 million). As at December 31, 2022, Cenovus’s proportionate share of the capacity was US$225 million and US$85 million (C$115 million) of this capacity was drawn.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
B) Long-Term Debt

As at December 31,	Notes	2023	2022
Committed Credit Facility (1)	i	—	—
U.S. Dollar Denominated Unsecured Notes	ii	5,028	6,537
Canadian Dollar Unsecured Notes	ii	2,000	2,000
Total Debt Principal		7,028	8,537
Debt Premiums (Discounts), Net, and Transaction Costs		80	154
Long-Term Debt		7,108	8,691
(1)The committed credit facility may include Bankers’ Acceptances, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
i) Committed Credit Facility
As at December 31, 2023, the Company had in place a committed credit facility that consists of a $1.8 billion tranche maturing on November 10, 2025, and a $3.7 billion tranche maturing on November 10, 2026. As at December 31, 2023, no amount was drawn on the credit facility (December 31, 2022 – $nil).
ii) U.S. Dollar Denominated and Canadian Dollar Denominated Unsecured Notes
For the year ended December 31, 2023, the Company purchased US$1.0 billion (2022 – US$2.6 billion and C$750 million) in principal of its outstanding unsecured notes.
The principal amounts of the Company’s outstanding unsecured notes are:

	2023		2022
As at December 31,	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Denominated Unsecured Notes
5.38% due July 15, 2025	133	176	133	181
4.25% due April 15, 2027	373	493	373	505
4.40% due April 15, 2029	183	241	240	324
2.65% due January 15, 2032	500	661	500	677
5.25% due June 15, 2037	333	441	583	790
6.80% due September 15, 2037	191	253	387	524
6.75% due November 15, 2039	652	862	935	1,267
4.45% due September 15, 2042	91	121	97	131
5.20% due September 15, 2043	27	36	29	39
5.40% due June 15, 2047	569	752	800	1,083
3.75% due February 15, 2052	750	992	750	1,016
	3,802	5,028	4,827	6,537
Canadian Dollar Unsecured Notes
3.60% due March 10, 2027		750		750
3.50% due February 7, 2028		1,250		1,250
		2,000		2,000
Total Unsecured Notes		7,028		8,537
As at December 31, 2023, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
C) Mandatory Debt Payments

	U.S. Dollar Unsecured Notes		Canadian Dollar Unsecured Notes	Total
As at December 31, 2023	US$ Principal	C$ Principal Equivalent	C$ Principal	C$ Principal and Equivalent
2024	—	—	—	—
2025	133	176	—	176
2026	—	—	—	—
2027	373	493	750	1,243
2028	—	—	1,250	1,250
Thereafter	3,296	4,359	—	4,359
	3,802	5,028	2,000	7,028
D) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.
On November 3, 2023, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere as permitted by law. The base shelf prospectus will expire in December 2025. Offerings under the base shelf prospectus are subject to market conditions on terms set forth in one or more prospectus supplements.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Net Debt to Adjusted EBITDA

As at December 31,	2023	2022
Short-Term Borrowings	179	115
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	7,108	8,691
Total Debt	7,287	8,806
Less: Cash and Cash Equivalents	(2,227)	(4,524)
Net Debt	5,060	4,282

Net Earnings (Loss)	4,109	6,450
Add (Deduct):
Finance Costs	671	820
Interest Income	(133)	(81)
Income Tax Expense (Recovery)	931	2,281
Depreciation, Depletion and Amortization	4,644	4,679
Exploration and Evaluation Asset Write-downs	29	64
(Income) Loss From Equity-Accounted Affiliates	(51)	(15)
Unrealized (Gain) Loss on Risk Management	52	(126)
Foreign Exchange (Gain) Loss, Net	(67)	343
Revaluation (Gain) Loss	34	(549)
Re-measurement of Contingent Payments	59	162
(Gain) Loss on Divestiture of Assets	(14)	(269)
Other (Income) Loss, Net	(63)	(532)
Adjusted EBITDA (1)	10,201	13,227

Net Debt to Adjusted EBITDA (times)	0.5	0.3
(1)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

As at December 31,	2023	2022
Net Debt	5,060	4,282

Cash From (Used in) Operating Activities	7,388	11,403
(Add) Deduct:
Settlement of Decommissioning Liabilities	(222)	(150)
Net Change in Non-Cash Working Capital	(1,193)	575
Adjusted Funds Flow (1)	8,803	10,978

Net Debt to Adjusted Funds Flow (times)	0.6	0.4
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

As at December 31,	2023	2022
Net Debt	5,060	4,282
Shareholders’ Equity	28,698	27,576
Capitalization	33,758	31,858

Net Debt to Capitalization (percent)	15	13

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

26. CONTINGENT PAYMENTS
A) Sunrise Oil Sands Partnership
In connection with the Sunrise Acquisition, Cenovus agreed to make quarterly variable payments, up to $600 million, from SOSP to bp Canada for up to eight quarters subsequent to August 31, 2022, when the average WCS price in a quarter exceeds $52.00 per barrel. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum payment over the remaining term of the contract is $194 million.
The variable payment will be re-measured to fair value at each reporting date, with changes in fair value recorded to re-measurement of contingent payments.
In the year ended December 31, 2023, payments totaled $299 million for the quarterly payment periods ending November 30, 2022, February 28, 2023, May 31, 2023, and August 31, 2023.

	2023	2022
Contingent Payments, Beginning of Year	419	—
Initial Recognition	—	600
Liabilities Settled or Payable	(314)	(92)
Re-measurement	59	(89)
Contingent Payments, End of Year	164	419
Less: Current Portion	164	263
Long-Term Portion	—	156
B) FCCL Partnership
On May 17, 2022, the contingent payment obligation associated with the acquisition of 50 percent interest in the FCCL Partnership from ConocoPhillips Company and certain of its subsidiaries ended. The final payment of $177 million was made in July 2022.

2022
Contingent Payments, Beginning of Year	236
Re-measurement	251
Liabilities Settled	(487)
Contingent Payments, End of Year	—

27. DECOMMISSIONING LIABILITIES

	2023	2022
Decommissioning Liabilities, Beginning of Year	3,559	3,906
Liabilities Incurred	14	22
Liabilities Acquired (Note 5) (1) (2)	5	48
Liabilities Settled	(221)	(215)
Liabilities Divested (Note 5) (1) (2)	(5)	(89)
Change in Estimated Future Cash Flows	330	693
Change in Discount Rates	265	(980)
Unwinding of Discount on Decommissioning Liabilities (Note 7)	220	176
Exchange Rate Movements and Other	(12)	(2)
Decommissioning Liabilities, End of Year	4,155	3,559
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s decommissioning liabilities was $2 million.
(2)In connection with the Sunrise Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at August 31, 2022, the carrying value of the pre-existing interest in SOSP’s decommissioning liabilities was $11 million.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
As at December 31, 2023, the undiscounted amount of estimated future cash flows required to settle the obligation is $15.0 billion (December 31, 2022 – $14.2 billion). Most of these obligations are not expected to be paid for several years, or decades, and are expected to be funded from general resources at that time. The Company expects to settle approximately $259 million of decommissioning liabilities over the next year. Revisions in estimated future cash flows resulted from a change in the timing of decommissioning liabilities over the estimated life of the reserves and an increase in cost estimates. These obligations were discounted using a credit-adjusted risk-free rate of 5.5 percent (December 31, 2022 – 6.1 percent) and assumes an inflation rate of two percent (December 31, 2022 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2023, the Company had $211 million in restricted cash (December 31, 2022 – $209 million).
Sensitivities
Changes to the credit-adjusted risk-free rate or the inflation rate would have the following impact on the decommissioning liabilities:

	Sensitivity	2023		2022
As at December 31,	Range	Increase	Decrease	Increase	Decrease
Credit-Adjusted Risk-Free Rate	± one percent	(387)	515	(319)	419
Inflation Rate	± one percent	519	(392)	419	(320)

28. OTHER LIABILITIES

As at December 31,	2023	2022
Renewable Volume Obligation, Net (1)	397	101
Pension and Other Post-Employment Benefit Plan	276	201
Provision for West White Rose Expansion Project (2)	156	204
Provisions for Onerous and Unfavourable Contracts	72	95
Employee Long-Term Incentives	100	245
Drilling Provisions	25	31
Deferred Revenue	—	45
Other	157	120
	1,183	1,042
(1)The gross amounts of the RVO and RINs asset were $785 million and $388 million, respectively (December 31, 2022 – $1.1 billion and $1.0 billion, respectively).
(2)Cenovus expects to draw down the provision by $73 million in the next 12 months.

29. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS
The Company provides the majority of employees with a defined contribution pension plan (“DC Pension Plan”). The Company also provides OPEB plans to retirees and sponsors defined benefit pension plans in Canada and the U.S. (together, the “DB Pension Plan”).
The DB Pension Plan provides pension benefits at retirement based on years of service and final average earnings. In Canada, future enrollment is limited to eligible employees who may elect to move from the defined contribution component to the defined benefit component for their future service. In the U.S., the defined benefit pension is closed to new members. The Company’s OPEB plans provides certain retired employees with health care and dental benefits.
The Company is required to file actuarial valuations of its registered defined benefit pension plans with regulators on a periodic basis. The most recently filed valuation for the Canadian defined benefit pension plan was dated December 31, 2022, and the next required actuarial valuation will be as at December 31, 2025. The most recently filed valuation for the U.S. defined benefit pension plan was dated January 1, 2023, and the next required actuarial valuation will be as at January 1, 2024.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
A) Plan Obligations, Assets and Funded Status

	DB Pension Plan		OPEB Plans
	2023	2022	2023	2022
Defined Benefit Obligation
Defined Benefit Obligation, Beginning of Year	172	220	174	225
Current Service Costs	10	16	14	8
Past Service Costs - Curtailment and Plan Amendments	—	—	10	—
Interest Costs (1)	9	7	10	7
Benefits Paid	(8)	(12)	(9)	(8)
Plan Participant Contributions	3	2	—	—
Re-measurements:
(Gains) Losses From Experience Adjustments	4	1	1	(2)
(Gains) Losses From Changes in Financial Assumptions	13	(64)	50	(57)
Exchange Rate Movements and Other	(1)	2	(1)	1
Defined Benefit Obligation, End of Year	202	172	249	174

Plan Assets
Fair Value of Plan Assets, Beginning of Year	147	159	—	—
Employer Contributions	18	16	9	8
Plan Participant Contributions	3	2	—	—
Benefits Paid	(7)	(10)	(9)	(8)
Interest Income (1)	8	4	—	—
Re-measurements:
Return on Plan Assets (Excluding Interest Income)	10	(26)	—	—
Exchange Rate Movements and Other	(1)	2	—	—
Fair Value of Plan Assets, End of Year	178	147	—	—

Defined Benefit Pension and OPEB Asset (Liability) (2)	(24)	(25)	(249)	(174)
(1)Based on the discount rate of the defined benefit obligation at the beginning of the year.
(2)Liabilities for the DB Pension Plan and OPEB plans are included in other liabilities.
The weighted average duration of the obligations for the DB Pension Plan and OPEB plans are 15 years and 14 years, respectively.
B) Costs

	DB Pension Plan and DC Pension Plan		OPEB Plans
For the years ended December 31,	2023	2022	2023	2022
Defined Benefit Plan Cost
Current Service Costs	10	16	14	8
Past Service Costs – Curtailments and Plan Amendments	—	—	10	—
Net Interest Costs	1	3	10	7
Re-measurements:
Return on Plan Assets (Excluding Interest Income)	(10)	26	—	—
(Gains) Losses From Experience Adjustments	4	1	1	(2)
(Gains) Losses From Changes in Demographic Assumptions	—	—	—	—
(Gains) Losses From Changes in Financial Assumptions	13	(64)	50	(57)
Defined Benefit Plan Cost (Recovery)	18	(18)	85	(44)
Defined Contribution Plan Cost (1)	99	72	—	—
Total Plan Cost	117	54	85	(44)
(1)Includes defined contribution and U.S. 401(k) plans.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
C) Investment Objectives and Fair Value of Plan Assets
The objective of the asset allocation is to manage the funded status of the DB Pension Plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark comprised of passive investments in appropriate market indices. The asset allocation structure is subject to diversification requirements and constraints that reduce risk by limiting exposure to individual equity investment and credit rating categories.
The allocation of assets between the various types of investment funds is monitored regularly and is re-balanced as necessary. The Canadian defined benefit pension plan and U.S. defined benefit pension plan are managed independently of each other and, accordingly, the target asset allocation is reflective of their different liability profiles. The Company does not use derivative instruments to manage the risks of its plan assets. There has been no change in the process used by the Company to manage these risks from prior periods.
The fair value of the DB Pension Plan assets, as represented by fair value hierarchy levels are as follows:

As at December 31,	2023	2022
Level 1 – Cash and Cash Equivalents	5	7
Level 2 – Equity and Fixed Income Funds	161	130
Level 3 – Real Estate Funds and Other	12	10
	178	147
The DB Pension Plan does not hold any direct investment in Cenovus common shares or preferred shares.
D) Funding
The DB Pension Plan is funded in accordance with applicable pension legislation. Contributions are made to trust funds administered by independent trustees. The Company’s contributions to the DB Pension Plan are based on the most recent actuarial valuations and the direction of the Management Pension Committees and Human Resources and Compensation Committee of the Board of Directors.
Employees participating in the Canadian defined benefit pension are required to contribute four percent of their pensionable earnings, up to an annual maximum, and the Company provides the balance of the funding necessary to ensure benefits will be fully provided for at retirement. In the year ended December 31, 2024, the Company expects to contribute $11 million to the DB Pension Plan.
The OPEB plans are funded on an as required basis. For the year ended December 31, 2024, the Company expects to contribute $13 million to the OPEB plans.
E) Actuarial Assumptions and Sensitivities
Actuarial Assumptions
The principal weighted average actuarial assumptions used to determine benefit obligations are as follows:

	Defined Benefit Plan		OPEB Plans
For the years ended December 31,	2023	2022	2023	2022
Discount Rate (percent)	4.58	5.12	4.65	5.13
Future Salary Growth Rate (percent)	4.00	4.05	N/A	N/A
Average Longevity (years)	88.4	88.4	88.4	88.4
Health Care Cost Trend Rate (percent)	N/A	N/A	5.24	5.24
Discount rates are based on market yields for high quality corporate debt instruments with maturity terms equivalent to the benefit obligations.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Sensitivities
The sensitivity of the DB Pension Plan and OPEB plan obligations to a one percent change in future salary growth rate, health care cost trend rate, or a one year change in assumed life expectancy is nominal. A one percent change in discount rate, while holding all other assumptions constant, would result in a sensitivity to change as follows:

	2023		2022
As at December 31,	Increase	Decrease	Increase	Decrease
Discount Rate	(54)	66	(43)	51
Actual experience may result in a number of assumptions changing simultaneously, and the changes in some assumptions may be correlated. When calculating the sensitivity of the DB Pension Plan and the OPEB plan obligations to significant actuarial assumptions, the same methodologies have been applied as when valuing the obligations to be recognized on the Consolidated Balance Sheets.

30. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	2023		2022
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,909,190	16,320	2,001,211	17,016
Issued Upon Exercise of Warrants	2,610	26	9,399	93
Issued Under Stock Option Plans	3,679	58	11,069	170
Purchase of Common Shares under NCIB	(43,611)	(373)	(112,489)	(959)
Outstanding, End of Year	1,871,868	16,031	1,909,190	16,320
As at December 31, 2023, there were 45.5 million (December 31, 2022 – 43.1 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 7, 2023, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 133.2 million common shares during the period from November 9, 2023, to November 8, 2024.
For the year ended December 31, 2023, the Company purchased and cancelled 43.6 million common shares (2022 – 112.5 million) through the NCIB. The shares were purchased at a volume weighted average price of $24.32 per common share (2022 – $22.49) for a total of $1.1 billion (2022 – $2.5 billion). Paid in surplus was reduced by $688 million (2022 – $1.6 billion), representing the excess of the purchase price of the common shares over their average carrying value.
From January 1, 2024, to February 12, 2024, the Company purchased an additional 4.3 million common shares for $92 million. As at February 12, 2024, the Company can further purchase up to 118.3 million common shares under the NCIB.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
D) Issued and Outstanding – Preferred Shares
For the year ended December 31, 2023, there were no preferred shares issued. As at December 31, 2023, there were 36 million preferred shares outstanding (December 31, 2022 – 36 million), with a carrying value of $519 million (December 31, 2022 – $519 million).

As at December 31, 2023	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	6.77	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94	6,000
(1)The floating-rate dividend was 5.86 percent from December 31, 2022, to March 30, 2023 (December 31, 2021, to March 30, 2022 – 1.86 percent); 6.29 percent from March 31, 2023, to June 29, 2023 (March 31, 2022, to June 29, 2022 – 2.35 percent); 6.29 percent from June 30, 2023, to September 29, 2023 (June 30, 2022, to September 29, 2022 – 3.21 percent); and 6.89 percent from September 30, 2023, to December 30, 2023 (September 30, 2022, to December 30, 2022 – 5.05 percent).
Every five years, subject to certain conditions, the holders of first preferred shares will have the right, at their option, to convert their shares into a specified series of first preferred shares. On March 31, 2026, and on March 31 every five years thereafter, holders of series 1 and series 2 first preferred shares will have such option to convert their shares into the other series. On December 31, 2024, and on December 31 every five years thereafter, holders of series 3 and series 4 first preferred shares will have such option to convert their shares into the other series. On March 31, 2025, and on March 31 every five years thereafter, holders of series 5 and series 6 first preferred shares will have such option to convert their shares into the other series. On June 30, 2025, and on June 30 every five years thereafter, holders of series 7 and series 8 first preferred shares will have such option to convert their shares into the other series.
Each series of outstanding first preferred shares are entitled to receive a cumulative quarterly dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board of Directors. For the series 1, series 3, series 5 and series 7 first preferred shares, such dividend rate resets every five years at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 1.73 percent (series 1), 3.13 percent (series 3), 3.57 percent (series 5) and 3.52 percent (series 7). For the series 2, series 4, series 6 and series 8 first preferred shares, such dividend rate resets every quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 1.73 percent (series 2), 3.13 percent (series 4), 3.57 percent (series 6) and 3.52 percent (series 8).
Every five years, subject to certain conditions, on the applicable conversion date Cenovus may, at its option, redeem all or any number of the then-outstanding series of first preferred shares by payment of an amount in cash for each share to be redeemed equal to $25.00. In addition, subject to certain conditions, on any other date Cenovus may, at its option, redeem all or any number of the then-outstanding series 2, series 4, series 6 and series 8 first preferred shares, by payment of an amount in cash for each share to be redeemed equal to $25.50. In each case, such payment shall also include all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).
Second Preferred Shares
There were no second preferred shares outstanding as at December 31, 2023 (December 31, 2022 – nil).

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
E) Issued and Outstanding – Warrants

	2023		2022
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	55,720	184	65,119	215
Exercised	(2,610)	(8)	(9,399)	(31)
Purchased and Cancelled	(45,485)	(151)	—	—
Outstanding, End of Year	7,625	25	55,720	184
The exercise price of the warrants is $6.54 per share.
On June 14, 2023, Cenovus purchased and cancelled 45.5 million warrants. The price for each warrant purchased represented a price of $22.18 per common share, less the warrant exercise price of $6.54 per common share, for a total of $711 million. Retained earnings was reduced by $560 million, representing the excess of the purchase price of the warrants over their average carrying value, and $2 million in transaction costs.
The purchased warrants were paid in full by December 31, 2023.
F) Paid in Surplus
Cenovus’s paid in surplus reflects the Company’s retained earnings prior to the split of Encana Corporation (now known as Ovintiv Inc. (“Ovintiv”)) under the plan of arrangement into two independent energy companies, Ovintiv and Cenovus. In addition, paid in surplus includes the excess of the purchase price of common shares over their average carrying value for shares purchased under the NCIB and stock-based compensation expense related to the Company’s NSRs discussed in Note 32.

	Retained Earnings Prior to Ovintiv Split	Stock-Based Compensation	Total
As at December 31, 2021	3,966	318	4,284
Stock-Based Compensation Expense	—	10	10
Purchase of Common Shares Under NCIB	(1,571)	—	(1,571)
Common Shares Issued on Exercise of Stock Options	—	(32)	(32)
As at December 31, 2022	2,395	296	2,691
Stock-Based Compensation Expense	—	11	11
Purchase of Common Shares Under NCIB	(688)	—	(688)
Common Shares Issued on Exercise of Stock Options	—	(12)	(12)
As at December 31, 2023	1,707	295	2,002

31. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Retirement Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2021	28	27	629	684
Other Comprehensive Income (Loss), Before Tax	96	2	713	811
Income Tax (Expense) Recovery	(25)	—	—	(25)
As at December 31, 2022	99	29	1,342	1,470
Other Comprehensive Income (Loss), Before Tax	(58)	63	(286)	(281)
Reclassification on Divestiture (Note 5)	—	—	12	12
Income Tax (Expense) Recovery	14	(7)	—	7
As at December 31, 2023	55	85	1,068	1,208

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

32. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include NSRs, Cenovus replacement stock options, PSUs, RSUs and DSUs.
On February 27, 2023, Cenovus granted PSUs and RSUs to certain employees under its new Performance Share Unit Plan for Local Employees in the Asia Pacific Region and Restricted Share Unit Plan for Local Employees in the Asia Pacific Region. The PSUs are time-vested whole-share units that entitle employees to receive a cash payment equal to the value of a Cenovus common share. The number of units eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. The RSUs are whole-share units and entitle employees to receive, upon vesting, a cash payment equal to the value of a Cenovus common share.
A) Employee Stock Options
Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Option exercise prices approximate the market value for the common shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years. Options expire after seven years.
Options issued by the Company have associated NSRs. The NSR, in lieu of exercising the option, gives the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus's common shares at the time of exercise over the exercise price of the option. Alternatively, the holder may elect to exercise the option and receive a net cash payment equal to the excess of the market price received from the sale of the common shares over the exercise price of the option.
The NSRs vest and expire under the same term and conditions of the underlying option.
Stock Options With Associated Net Settlement Rights
The weighted average unit fair value of NSRs granted during the year ended December 31, 2023, was $7.41 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

Risk-Free Interest Rate (percent)	3.42
Expected Dividend Yield (percent)	1.78
Expected Volatility (1) (percent)	31.95
Expected Life (years)	5.45
(1)Expected volatility has been based on historical share volatility of the Company.

	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Exercise Price
For the year ended December 31, 2023	(thousands)	($/unit)
Outstanding, Beginning of Year	14,349	12.38
Granted	1,571	24.34
Exercised	(3,839)	13.08
Forfeited	(128)	15.78
Expired	(58)	19.89
Outstanding, End of Year	11,895	13.66

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

	Outstanding			Exercisable
As at December 31, 2023	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Exercise Price
Range of Exercise Price ($)	(thousands)	(years)	($/unit)	(thousands)	($/unit)
5.00 to 9.99	4,303	3.83	8.77	2,218	8.85
10.00 to 14.99	4,163	2.92	11.93	3,894	11.94
15.00 to 19.99	1,851	5.13	19.88	536	19.88
20.00 to 24.99	1,561	6.17	24.25	10	22.75
25.00 to 29.99	17	6.70	27.71	—	—
	11,895	4.03	13.66	6,658	11.56
Cenovus Replacement Stock Options
For the year ended December 31, 2023, 2.1 million Cenovus replacement stock options, with a weighted average exercise price of $9.98, were exercised and net settled for cash and 3 thousand Cenovus replacement stock options were exercised with a weighted average price of $3.54 and settled for 2 thousand common shares.
The Company recorded a liability of $12 million as at December 31, 2023, (December 31, 2022 – $42 million) for Cenovus replacement stock options based on the fair value at year end using the Black-Scholes-Merton valuation model.

	Number of Cenovus Replacement Stock Options	Weighted Average Exercise Price
For the year ended December 31, 2023	(thousands)	($/unit)
Outstanding, Beginning of Year	3,467	9.99
Exercised	(2,113)	9.97
Forfeited	(23)	6.58
Expired	(326)	21.09
Outstanding, End of Year	1,005	6.49

	Outstanding			Exercisable
As at December 31, 2023	Number of Cenovus Replacement Stock Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Cenovus Replacement Stock Options	Weighted Average Exercise Price
Range of Exercise Price ($)	(thousands)	(years)	($/unit)	(thousands)	($/unit)
3.00 to 4.99	782	1.22	3.54	782	3.54
5.00 to 9.99	28	0.42	6.19	28	6.19
10.00 to 14.99	—	—	—	—	—
15.00 to 19.99	195	0.18	18.35	195	18.35
	1,005	0.99	6.49	1,005	6.49
B) Performance Share Units
In addition to the Performance Share Unit Plan for Local Employees in the Asia Pacific Region, Cenovus has granted PSUs to certain employees under its Performance Share Unit Plan for Employees. The PSUs are time-vested whole-share units that entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share.
The number of PSUs eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
The Company has recorded a liability of $238 million as at December 31, 2023, (December 31, 2022 – $216 million) for PSUs based on the market value of Cenovus’s common shares at the end of the year. PSUs are paid out upon vesting and, as a result, the intrinsic value was $nil as at December 31, 2023.

Number of Performance Share Units
For the year ended December 31, 2023	(thousands)
Outstanding, Beginning of Year	8,678
Granted	2,539
Vested and Paid Out	(972)
Forfeited	(231)
Units in Lieu of Base Dividends	229
Outstanding, End of Year	10,243
C) Restricted Share Units
In addition to the Restricted Share Unit Plan for Local Employees in the Asia Pacific Region, Cenovus granted RSUs to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole-share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs generally vest over three years.
The Company recorded a liability of $97 million as at December 31, 2023, (December 31, 2022 – $109 million) for RSUs based on the market value of Cenovus’s common shares at the end of the year. As RSUs are paid out upon vesting, the intrinsic value of vested RSUs was $nil as at December 31, 2023.

Number of Restricted Share Units
For the year ended December 31, 2023	(thousands)
Outstanding, Beginning of Year	6,655
Granted	2,961
Vested and Paid Out	(2,300)
Forfeited	(243)
Units in Lieu of Base Dividends	161
Outstanding, End of Year	7,234
D) Deferred Share Units
Under two Deferred Share Unit Plans, Cenovus directors, officers and certain employees may receive DSUs, which are equivalent in value to a common share of the Company. Eligible employees have the option to convert either zero, 25, 50, 75 or 100 percent of their annual bonus award into DSUs. DSUs vest immediately, are settled in cash and are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.
The Company recorded a liability of $37 million as at December 31, 2023 (December 31, 2022 – $40 million) for DSUs based on the market value of Cenovus’s common shares at the end of the year. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

Number of Deferred Share Units
For the year ended December 31, 2023	(thousands)
Outstanding, Beginning of Year	1,506
Granted to Directors	126
Granted	59
Units in Lieu of Dividends	37
Redeemed	(37)
Outstanding, End of Year	1,691

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
E) Total Stock-Based Compensation

For the years ended December 31,	2023	2022
Stock Options With Associated Net Settlement Rights	11	15
Cenovus Replacement Stock Options	(5)	53
Performance Share Units	47	183
Restricted Share Units	46	100
Deferred Share Units	(2)	22
Total Stock-Based Compensation Expense (Recovery)	97	373

33. EMPLOYEE SALARIES AND BENEFIT EXPENSES

For the years ended December 31,	2023	2022
Salaries, Bonuses and Other Short-Term Employee Benefits	1,344	1,246
Pension and Post-Employment Benefits	125	92
Stock-Based Compensation (Note 32)	97	373
Other Incentive Benefits (Recovery)	—	(9)
Termination Benefits	14	27
	1,580	1,729

34. RELATED PARTY TRANSACTIONS
A) Key Management Compensation
Key management includes Directors (executive and non-executive), Executive Officers, Senior Vice-Presidents and Vice-Presidents. The compensation paid or payable to key management is:

For the years ended December 31,	2023	2022
Salaries, Director Fees and Other Short-Term Benefits	40	40
Pension and Post-Employment Benefits	3	4
Stock-Based Compensation	40	140
Termination Benefits	—	3
	83	187
B) Other Related Party Transactions
Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 21). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.
The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or on a cost recovery basis with certain restrictions. For the year ended December 31, 2023, the Company charged HMLP $160 million (2022 – $188 million) for construction costs and management services.
The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus’s blending business. Cenovus also pays HMLP for transportation and storage services. For the year ended December 31, 2023, the Company incurred costs of $295 million (2022 – $263 million) for the use of HMLP’s pipeline systems, as well as transportation and storage services.

35. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, long-term debt and certain portions of other assets and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
The fair values of restricted cash, certain portions of other assets and other liabilities, approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at December 31, 2023, the carrying value of Cenovus’s long-term debt was $7.1 billion and the fair value was $6.6 billion (December 31, 2022 carrying value – $8.7 billion, fair value – $7.8 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

	2023	2022
Fair Value, Beginning of Year	55	53
Acquisition	13	—
Changes in Fair Value	63	2
Fair Value, End of Year	131	55
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), other liabilities and other assets (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of crude oil, condensate, natural gas, and refined product futures, as well as renewable power, power and foreign exchange contracts. The Company may also enter into swaps, forwards, and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined product and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	2023			2022
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	11	19	(8)	2	40	(38)
Power Swap Contracts	2	—	2	1	7	(6)
Renewable Power Contracts	18	—	18	90	—	90
	31	19	12	93	47	46
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2023	2022
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(6)	(44)
Level 3 – Prices Sourced From Partially Unobservable Data	18	90
	12	46

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

	2023	2022
Fair Value of Contracts, Beginning of Year	46	(68)
Change in Fair Value of Contracts in Place at Beginning of Year	—	(5)
Change in Fair Value of Contracts Entered Into During the Year	(45)	(1,641)
Fair Value of Contracts Realized During the Year	9	1,762
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	2	(2)
Fair Value of Contracts, End of Year	12	46
Offsetting Financial Assets and Liabilities
Cenovus offsets risk management assets and liabilities when the counterparty, currency and timing of settlement are the same.

	2023			2022
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Recognized Risk Management Positions
Gross Amount	71	59	12	153	107	46
Amount Offset	(40)	(40)	—	(60)	(60)	—
Net Amount	31	19	12	93	47	46
The derivative liabilities do not have credit risk-related contingent features. Due to credit practices that limit transactions according to counterparties’ credit quality, the change in fair value through profit or loss attributable to changes in the credit risk of financial liabilities is immaterial.
Cenovus pledges cash collateral with respect to certain of these risk management contracts, which is not offset against the related financial liability. The amount of cash collateral required will vary daily over the life of these risk management contracts as commodity prices change. As at December 31, 2023, $47 million was pledged as cash collateral (December 31, 2022 – $211 million).
C) Earnings Impact of (Gains) Losses From Risk Management Positions

For the years ended December 31,	2023	2022
Realized (Gain) Loss	9	1,762
Unrealized (Gain) Loss	52	(126)
(Gain) Loss on Risk Management	61	1,636
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
D) Fair Value of Contingent Payments
The variable payment (Level 3) associated with the Sunrise Acquisition is carried at fair value in the contingent payments. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing that was discounted using a credit-adjusted risk-free rate. Fair value of the variable payment was calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2023, the fair value of the variable payment was estimated to be $164 million applying a credit-adjusted risk-free rate of 5.6 percent.
As at December 31, 2023, average WCS forward pricing for the remaining term of the variable payment is $71.86 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 39.4 percent and 5.8 percent, respectively.
As at December 31, 2023 and December 31, 2022, changes in WCS forward prices, with fluctuations in all other variables held constant, could have impacted earnings before income tax as follows:

		2023		2022
As at December 31,	Sensitivity Range	Increase	Decrease	Increase	Decrease
WCS Forward Prices	± $10.00 per barrel	(21)	45	(68)	157

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
As at December 31, 2023 and December 31, 2022, a 10 percent increase or decrease in WTI option price volatility, or a five percent increase or decrease in Canadian to U.S. dollar foreign exchange rate option volatility would have resulted in nominal changes to earnings before income tax.

36. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products, and power consumption. The Company may also enter into arrangements, such as renewable power contracts or power swaps, to manage exposure to future carbon compliance costs, power prices, energy costs associated with the production, transportation and refining of crude oil, or to offset select carbon emissions.
To manage exposure to interest rate volatility, the Company may enter into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps.
As at December 31, 2023, the fair value of risk management positions was a net asset of $12 million (see Note 35). As at December 31, 2023, there were no foreign exchange contracts, interest rate contracts or cross currency interest rate swap contracts outstanding. As at December 31, 2022, there were forward exchange contracts with a notional value of US$168 million outstanding and there were no interest rate contracts or cross currency interest rate swap contracts outstanding.
Net Fair Value of Risk Management Positions

As at December 31, 2023	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Futures Contracts Related to Blending (4)
WTI Fixed – Sell	3.5 MMbbls	January 2024 – December 2024	US$75.22/bbl	16
WTI Fixed – Buy	1.5 MMbbls	January 2024 – December 2024	US$73.69/bbl	(4)
Power Swap Contacts				2
Renewable Power Contracts				18
Other Financial Positions (5)				(20)
Total Fair Value				12
(1)Million barrels ("MMbbls").
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    Includes individual contracts with varying terms, the longest of which is 13 months.
(4)    WTI futures contracts are used to help manage price exposure to condensate used for blending.
(5)    Includes risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. refining and marketing activities.
A) Commodity Price and Foreign Exchange Rate Risk
i) Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of forward commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.
The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy does not allow the use of derivative instruments for speculative purposes.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
The Company has used crude oil, natural gas and refined product swaps, futures, basis price risk management contracts and, if entered into, forwards, options, as well as condensate futures and swaps. These derivative instruments are used to partially mitigate exposure to the commodity price risk on its crude oil and condensate transactions and to protect both near-term and future cash flows. Cenovus has entered into a number of transactions to help protect against widening light/heavy crude oil price differentials and to manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus. In addition, the Company has entered into risk management positions to help mitigate the risk to incremental margin expected to be received in future periods at the time products will be sold. The Company has used commodity futures and swaps, as well as differential price risk management contracts to partially mitigate its exposure to the commodity price risk on its condensate transactions. Natural gas fixed price and basis instruments are used to partially mitigate its natural gas commodity price risk.
ii) Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results.
Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada (see Note 9). As at December 31, 2023, Cenovus had US$3.8 billion in U.S. dollar debt (December 31, 2022 – US$4.8 billion).
iii) Commodity Price and Foreign Exchange Rate Sensitivities
The following tables summarize the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the tables below are a reasonable measure of volatility.
The impact of the below on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2023	Sensitivity Range	Increase	Decrease
Power Commodity Price	± C$20.00/MWh (1) Applied to Power Hedges	92	(92)
(1)One thousand kilowatts of electricity per hour (“MWh”).
As at December 31, 2023, a sensitivity analysis for the following fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions was found to result in a nominal unrealized gain (loss) impacting earnings before income tax:
•A US$10.00 per barrel increase or decrease in the benchmark crude oil and benchmark condensate commodity price (primarily WTI).
•A US$2.50 per barrel increase or decrease in the WCS (excluding the Hardisty location) and condensate differential price.
•A US$5.00 per barrel increase or decrease in the WCS differential price.
•A US$10.00 per barrel increase or decrease in refined products commodity prices.
•A US$1.00 per one thousand cubic feet increase or decrease in the Henry Hub commodity price.
•A US$0.50 per one thousand cubic feet increase or decrease in natural gas basis prices.
•A $0.05 increase or decrease in the U.S. to Canadian dollar exchange rate.

As at December 31, 2022	Sensitivity Range	Increase	Decrease
WCS and Condensate Differential Price	± US$2.50/bbl Applied to WCS and Differential Hedges Tied to Production	13	(13)
Power Commodity Price	± C$20.00/MWh Applied to Power Hedges	113	(113)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	14	(17)
As at December 31, 2022, a sensitivity analysis for the following fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions was found to result in a nominal unrealized gain (loss) impacting earnings before income tax:
•A US$10.00 per barrel increase or decrease in the benchmark crude oil and benchmark condensate commodity price (primarily WTI).
•A US$5.00 per barrel increase or decrease in the WCS differential price.
•A US$10.00 per barrel increase or decrease in refined products commodity prices.
•A US$1.00 per one thousand cubic feet increase or decrease in the Henry Hub commodity price.
•A $0.50 per one thousand cubic feet increase or decrease in natural gas basis prices.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
In respect of these financial instruments, the impact of changes in the Canadian per U.S. dollar exchange rate would have resulted in a change to the foreign exchange (gain) loss as follows:

As at December 31,	2023	2022
$0.05 Increase in the Canadian per U.S. Dollar Foreign Exchange Rate	197	246
$0.05 Decrease in the Canadian per U.S. Dollar Foreign Exchange Rate	(197)	(246)
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at December 31, 2023, approximately 83 percent (December 31, 2022 – 85 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 98 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average ECL on these accounts was 0.4 percent as at December 31, 2023 (December 31, 2022 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt, by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings, and by ensuring that it has access to multiple sources of capital. As disclosed in Note 25, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at the bottom of the commodity price cycle to manage the Company’s overall debt position.
As at December 31, 2023, the Company’s sources of capital included:
•$2.2 billion in cash and cash equivalents.
•$5.5 billion available on its committed credit facility.
•$1.4 billion available on its uncommitted demand facilities, of which $1.1 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit.
•US$90 million (C$119 million) on the Company’s proportionate share of the uncommitted demand facilities from WRB.
•The base shelf prospectus, availability of which is dependent on market conditions.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2023	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	5,480	—	—	—	5,480
Short-Term Borrowings	179	—	—	—	179
Contingent Payments	168	—	—	—	168
Lease Liabilities (2)	438	712	569	2,635	4,354
Long-Term Debt (2)	313	792	3,007	7,145	11,257

As at December 31, 2022	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	6,124	—	—	—	6,124
Short-Term Borrowings	115	—	—	—	115
Contingent Payments	271	167	—	—	438
Lease Liabilities (2)	426	746	596	2,889	4,657
Long-Term Debt (2)	401	983	2,014	11,196	14,594
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion, if applicable.

37. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

As at December 31,	2023	2022
Total Current Assets	9,708	12,430
Total Current Liabilities	6,210	8,021
Working Capital	3,498	4,409
As at December 31, 2023, adjusted working capital, which excludes the current portion of the contingent payments, was $3.7 billion (December 31, 2022 – $4.7 billion).
Changes in non-cash working capital is as follows:

For the years ended December 31,	2023	2022
Accounts Receivable and Accrued Revenues	314	838
Income Tax Receivable	(295)	(58)
Inventories	216	(143)
Accounts Payable and Accrued Liabilities	(685)	(524)
Income Tax Payable	(1,112)	1,000
Total Change in Non-Cash Working Capital	(1,562)	1,113

Net Change in Non-Cash Working Capital – Operating Activities	(1,193)	575
Net Change in Non-Cash Working Capital – Investing Activities	(369)	538
Total Change in Non-Cash Working Capital	(1,562)	1,113

For the years ended December 31,	2023	2022
Interest Paid	402	647
Interest Received	130	78
Income Taxes Paid	2,595	723

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Warrant Purchase Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2021	—	—	79	12,385	2,957
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	34	—	—
Repayment of Long-Term Debt	—	—	—	(4,149)	—
Principal Repayment of Leases	—	—	—	—	(302)
Base Dividends Paid on Common Shares	(682)	—	—	—	—
Variable Dividends Paid on Common Shares	(219)	—	—	—	—
Dividends Paid on Preferred Shares	(26)	—	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	(29)	—
Finance and Transaction Costs	—	—	—	(28)	—
Lease Additions	—	—	—	—	25
Base Dividends Declared on Common Shares	682	—	—	—	—
Variable Dividends Declared on Common Shares	219	—	—	—	—
Dividends Declared on Preferred Shares	35	—	—	—	—
Exchange Rate Movements and Other	—	—	2	512	156
As at December 31, 2022	9	—	115	8,691	2,836
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	58	—	—
Repayment of Long-Term Debt	—	—	—	(1,346)	—
Principal Repayment of Leases	—	—	—	—	(288)
Base Dividends Paid on Common Shares	(990)	—	—	—	—
Dividends Paid on Preferred Shares	(36)	—	—	—	—
Payment for Purchase of Warrants	—	(711)	—	—	—
Finance and Transaction Costs	—	(2)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	(84)	—
Finance and Transaction Costs	—	2	—	(19)	—
Lease Acquisitions	—	—	—	—	33
Lease Additions	—	—	—	—	57
Lease Divestitures	—	—	—	—	(11)
Base Dividends Declared on Common Shares	990	—	—	—	—
Dividends Declared on Preferred Shares	36	—	—	—	—
Warrants Purchased and Cancelled	—	711	—	—	—
Exchange Rate Movements and Other	—	—	6	(134)	31
As at December 31, 2023	9	—	179	7,108	2,658

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023

38. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at December 31, 2023	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	2,018	1,927	1,680	1,663	1,641	15,738	24,667
Product Purchases	617	—	—	—	—	—	617
Real Estate	57	57	59	63	58	604	898
Obligation to Fund HCML	94	94	94	89	52	90	513
Other Long-Term Commitments (3)	417	194	184	175	166	965	2,101
Total Commitments	3,203	2,272	2,017	1,990	1,917	17,397	28,796

As at December 31, 2022	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	1,747	2,011	1,542	1,416	1,360	13,005	21,081
Product Purchases	1,626	1,509	922	922	922	3,457	9,358
Real Estate	48	50	50	50	54	604	856
Obligation to Fund HCML	92	105	96	96	91	143	623
Other Long-Term Commitments	381	90	75	74	65	395	1,080
Total Commitments	3,894	3,765	2,685	2,558	2,492	17,604	32,998
(1)Includes transportation commitments that are subject to regulatory approval or were approved, but are not yet in service of $13.0 billion (December 31, 2022 – $9.1 billion). Terms are up to 20 years on commencement. Estimated tolls are subject to change pending review by the Canada Energy Regulator.
(2)As at December 31, 2023, includes $2.1 billion related to long-term transportation and storage commitments with HMLP (December 31, 2022 – $2.2 billion).
(3)The Company acquired $538 million of commitments as part of the Toledo Acquisition on February 28, 2023.
There were outstanding letters of credit aggregating to $364 million (December 31, 2022 – $490 million) issued as security for financial and performance conditions under certain contracts. Subsequent to December 31, 2023, Cenovus entered into a new transportation commitment for $587 million.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

39. PRIOR PERIOD REVISIONS
Certain comparative information presented in the Consolidated Statements of Earnings (Loss) and segment disclosures was revised for classification changes.
In September 2023, the Company made adjustments to ensure the consistent treatment of sales between segments and to correct the elimination of these transactions on consolidation. The following adjustments were made:
•Report Conventional segment sales between segments on a gross basis, which resulted in a reclassification between gross sales and transportation and blending expense.
•Report sales of feedstock between the Oil Sands, Conventional and U.S. Refining segments on a net basis, which resulted in a reclassification between gross sales and purchased product.
Offsetting adjustments were made to the Corporate and Eliminations segment. The above items had no impact to net earnings (loss), operating margin, segment income (loss), cash flows or financial position.

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2023
It was also identified that the elimination of sales of diluent, natural gas and associated transportation costs between segments were recorded to the incorrect line item in the Corporate and Eliminations segment. The adjustment resulted in an understatement of operating expense, overstatement of purchased product and an overstatement of transportation and blending expense on the Consolidated Statements of Earnings (Loss). There was no impact to net earnings (loss), operating margin, segment income (loss), cash flows or financial position.
The following table reconciles the amounts previously reported in the Consolidated Statements of Earnings (Loss) and segmented disclosures to the corresponding revised amounts:

	Year Ended December 31, 2022
Oil Sands Segment	Previously Reported	Revisions	Revised Balance
Gross Sales	34,775	(92)	34,683
Purchased Product	4,810	(92)	4,718
	29,965	—	29,965

Conventional Segment
Gross Sales	4,332	107	4,439
Transportation and Blending	143	107	250
	4,189	—	4,189

U.S. Refining Segment
Gross Sales	30,310	(92)	30,218
Purchased Product	26,112	(92)	26,020
	4,198	—	4,198

Corporate and Eliminations Segment
Gross Sales	(7,464)	77	(7,387)
Purchased Product	(5,533)	341	(5,192)
Transportation and Blending	(664)	(511)	(1,175)
Operating	(1,270)	247	(1,023)
	3	—	3

Consolidated
Purchased Product	33,801	157	33,958
Transportation and Blending	11,530	(404)	11,126
Operating	5,569	247	5,816
	50,900	—	50,900

Cenovus Energy Inc. – 2023 Consolidated Financial Statements	69